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04035242

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omega Project Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5030 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/6/04


RECEIVED
2004 JUL -6 A 8:43


Omega
Project Co.,Ltd.

ARIS
3-31-04

Brief Report

For the fiscal year ended at the 31st of March2004

Consolidated and Non- Consolidated

Omega Project Co., Ltd.

Table of contents

Brief Report Concerning Account Closing (Consolidated) **the 25th of March 2004**

Company Name: **Omega Project Co., Ltd.** Registered Issue

Code No. 6819 Residential Prefecture of Headquarters: Tokyo

(URL http://www.omega.co.jp)

Address of Headquarters: Omega Project Co., Ltd.
Pastorale Jingumae Part 2
2-26-6 Jingumae
Shibuya Ku
150-0001 Tokyo, Japan

Representative: Representative Director and Chairman, Yokohama Toyoyuki

Contact Person: Chief of President`s Office, Kamiya Koji Tel.: +81-3-5474-8811

Date of fiscal year Board Meeting, the 25th of March 2004

Application of US- GAAP: not applied

Consolidated Results of the Fiscal Year ended at the 31st of March 2004 (from the 1st of April 2003 until the 31st of March 2004)

(1) Business Results

(Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million JPY	%	million JPY	%	million JPY	%
March 2004	1,896	(79.3)	(2,666)	/	(2,827)	/
March 2003	9,151	(58.1)	(2,677)	/	(3,216)	/

	Net Income		Net Income per Share		Fully Diluted Net Income per Share		Capital Stock- Net Income Ratio	Gross Capital- Ordinary Profit Ratio	Sales- Ordinary Profit Ratio
	Million JPY	%	Yen	Sen	Yen	Sen	%	%	%
March 2004	(11,232)	/	(52	91)	/	/	(222.5)	(29.9)	(149.1)
March 2003	(6,122)	/	(75	10)	/	/	(65.5)	(15.9)	(35.1)

(Notes)

1. Investment Profit or Loss on the Equity Method: March 2004 /
   March 2003 (63 million JPY)
2. Average of Outstanding Shares: March 2004 212,312,684 shares; March 2003 81,518,668 shares
3. Change of Accounting Method: None
4. Percentages of Sales, Operating Profit, Ordinary Profit and Net Income present the ratio of increase/decrease in comparison to the previous fiscal year.

(2) Status of Consolidated Finances

	Total Assets	Shareholders` Equity	Ratio of Shareholders` Equity	Shareholders` Equity per Share
	million JPY	million JPY	%	Yen Sen
March 2004	5,080	1,967	38.7	5 78
March 2003	13,840	8,128	58.7	55 47

(Note)

Number of Outstanding Shares at the end of the term: March 2004 340,120,715 shares; March 2003 146,522,630 shares;

(3) Status of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Term
	million JPY	million JPY	million JPY	million JPY
March 2004	(2,722)	(1,189)	3,887	304
March 2003	(4,080)	2,864	(1,402)	328

(4) Matters concerning the Scope of Consolidation and the Application of the Equity Method

Consolidated Companies: None

Unconsolidated Subsidiary under the Equity Method: None

Affiliate under the Equity Method: None

(5) Change in the Scope of Consolidation and the Application of the Equity Method

Consolidated: One Company excluded from the Scope of Consolidation

Equity Method: None

Forecast of the Consolidated Results for the Fiscal year ending at the 31st of March 2005 (from the 1st of April 2004 until the 31st of March 2005)

	Sales	Ordinary Profit	Net Income
	million JPY	million JPY	million JPY
Interim	700	(650)	(650)
Per year	1,500	(1,100)	(1,100)

(Reference) Projected Net Income per Share (per year): (3JPY 23Sen)

The above recorded Forecasts of the Consolidated Results are based on the Information possible to obtain at present, nevertheless it contains some Uncertainties, so that the true Business Results may differ from the ones recorded above.

1. Status of the group companies

As of the end of September 2003, the group consisted of the company and one consolidated subsidiary. The company is mainly engaged in the entertainment and contents business, mobile phones and internet business (withdrawal completed in June 2003) and other businesses such as the real estate business and the investment business. After October 2003 when the company sold all shares it was holding of the subsidiary company Aoyama Research Inc. which was mainly engaged in financial affairs consulting for private persons as well as for corporations and various insurance agencies the company stands on a single structure basis.

The following shows the business structure of the group companies as of the end of the interim fiscal year and the end of the fiscal year.

Business structure of the group companies (as of the 30th of September 2003):


Omega Project Co., Ltd.
Mobile Phone and Internet, Real Estate and Investment Business
Entertainment and Contents Business
Consolidated Subsidiary Aoyama Research Inc.
Wholesale of Mobile Phones
Real Estate Business
Investment Trust Business
Trading for Film and Visual Contents
Production and Sales Agent for Film and Visual Contents
Financial Affairs Consulting for Private Persons, Corporations and Various Insurance Agencies
Customers

(Note)

Due to the share removal and the establishment of a perfect parent company and a holding company system, because of the business reconstruction, the company sold all shares which it was holding from the consolidated subsidiary Aoyama Research Inc. at the 31st of October 2003.

Business structure of the group companies (as of the 31st of March 2004):


Omega Project Co., Ltd.
Real Estate and Other Businesses
Investment Business
Entertainment and Contents Business
Real Estate and and Land Business
Formation, Control and Management of Contents Funds
Trading for Film and Visual Contents
Production and Sales Agent for Film and Visual Contents
Customers

2. Management policy

(1) Changes of the basic management policy

Until the last term the company had its center of business in film and contents business, the mobile phone and internet business and the electric business, and it was also engaged in other businesses like the real estate business and the game attraction business. To bring these businesses to life and to realize profits for the shareholders as well as for the company the adopted management policy was to create a united group with subsidiaries to pursue synergy effects and to put an enlargement of business contents forward.

But last term, behind the background of nowadays global financial and economic conditions which also hold true for Japan, under which it is difficult to secure a long term business fund model in a stable way, and due to the confusions and changes in the business world the company decided to put a reorganization of its businesses forward.

To improve the company's financial condition, the company decided to withdraw in part from the film rights trading business in February 2003, from the electric business in March 2003 and from the mobile phone and internet business in June 2003 as these businesses rely on a long and medium term investment model and bank borrowings. To reduce the risks connected with the businesses carried out by the company, the company aims to build its new pillars of business on the film and contents business and the investment business.

For the film and contents business which is determined by comparatively long term for the planning and production which come along with a middle and long term capital burden for the production term connected with various risks, the company works hard to recognize all risks that threaten the businesses carried out by the company and takes proper actions in order to decrease these risks. The aim of the company to stabilize its management means for the film and contents business, that due to the continuation of the partial withdraw from the film right trade business a loss from valuation added up, and still more as the company takes a conservative point of view for the domestic film production due to the current situation of the business world a loss from valuation added up there also. And at the same time after serious consideration of the conditions of the company's oversea transactions partners an allowance for doubtful accounts concerning to the accounts receivable trade added up. Under this the film related inventories of the company are intended to consist of domestic film production expenses and works in process from April 2004 on.

Concerning the investment business, which has been put forward last year, the decision to withdraw in part has as been concluded in March 2004. To put the fund investment business forward large quantities of funds are necessary for the company, but due to the recession the withdrawal of these business funds grow late, as the company nevertheless enlarged its investment business under this situation the risks threatening the company rose to a too high level, so in order to evade an enlargement of the loss due to investment risks the decision for a withdrawal in part has been concluded.

Now in order to strengthen its planning and management the company intends to merge the investment business in financing the film production with contents funds with the film and contents business.

From now on a management policy to improve the financial condition is under construction and the reduction of the bank borrowings and the implementation of an own fund based business are continuously in the early stages.

For the management of the group at an extraordinary meeting of shareholders opening at the 16th of January 2004 a share removal and the establishment of a perfect parent company and a holding company system has been approved.

The entertainment business world faces very hard competition due to, for example, the permanent changes in the market environments and the tasts of the audiences, the aim to follow the world trend, the handling of the different kinds of contents and the channels that can not be changed easily. Due to this situation the company wants to give the new holding company a special from, establishing and supporting a positive growth of the businesses and the subsidiary companies. With the holding company system it is possible to develop a mobile business management with a creative group that respects the origins of each business. Further the raise of the synergy effects through the anticipation of changes of the market environment and the mobile character of the subsidiary companies, as well as the enlargement of the business contents and the strengthening of the corporate profits are propelled. The present policy is to establish the subsidiary companies as film production companies. At present the company coordinates the establishment of the perfect parent company, which should be established at the 1st of November 2004, with the parties concerned.

(2) Basic dividend policy

The basic dividend policy of the company is to improve the financial condition at first to achieve the profitability for the next fiscal year and create sufficient internal reserves to be able to pay dividends to the shareholders.

The current term goes along with a transfiguration in the inland as well as other where, and the company tries to propel the reorganization of its business and financial system. For the current term a special loss added up due to the payments related with the withdrawal from the film rights trading business, the valuation loss from accounts receivable trade, the deferred payments related with the film rights trading business, the provision of the reserve for doubtful accounts and the valuation loss of domestic film production expenses. The next term the company wants to reach the profit region again. To strengthen its position further, to able to pay dividends again, among others the partial withdraw from the investment business has been concluded.

As for the internal reserves, the company will efficiently invest them according to the renewed management policy to promote the reorganization of the company and the recreation of the company's value, to achieve dividend payments for the shareholders. This results in no dividend again for the term ending at the end of March 2004.

(3) Policy concerning the raise of investment credit

Although the company's liquidity is supposed to be high standard, the company thinks of a careful raise of the investment credit following the market trend, due to the fact of the added up special loss at the settlement of the accounts and the decline of the share price, always considering the shareholders profit.

(4) Goal managerial index

As of the end of March 2004 the minus in the earned surplus of the company added up to 14,900 million JPY. Concerning to this situation, it's the company's primary goal to dissolve this minus in its earned surplus to be able to get to the resumption of dividends for the shareholders again. From now on the company wants to pursue the strengthening of the groups synergy effects and its management, to be able to raise the enterprise value again. Still more after the stock removal the company wants a closer merge of the subsidiary companies, which is under planning now to dissolve the deficit brought forward, and to accomplish the term back to the black figures again, these are the main middle and long term managerial indexes of the company.

(5) Medium and long term management strategy

At the annual general meeting of shareholders opening in June 2003 Kyoichi Miyazaki appointed as the new Representative Director and President of the company, former Representative Director and President Toyoyuki Yokohama appointed as Representative Director and Chairman, so from the current term the company is led by this two Representative Directors.

One pillar of the new business is built on the entertainment and contents business, and within this business a change of strategy took part, as from a model relying on bank borrowings to business conditions making a short term acquisition of profits possible. The other pillar of the company's business became the investment business, concerning this business the company aims at the formation and management of contents production funds.

These two businesses are now put in the center of business, and the business reorganization is put forward to improve the business and the financial affairs conditions of the company, to dissolve the deficit brought forward and to accomplish a raise of the enterprise and the group value.

(6) Tackled subjects

The most major issue of the company for the future is to decrease the carried over loss of 14,900 million JPY, and the construction of a business group, which is in the early stages now, possessing the necessary strength and mobility to compete in the fast changing entertainment business world to realize the restoration of dividends for the shareholders again.

<u>As for the concrete steps, the following steps are considered to be tackled during the term until March 2005:</u>

1. Recognition of the risks connected with the film production business and development of a new plan for an effective reduction of these risks.
2. Decrease of the bank borrowings, mainly interest bearing liabilities, and formation of business funds (mainly film production) working as contents funds.
3. Giving the company a new organization with the share removal and the establishment of a perfect parent company to build a management for the whole group and to raise the enterprise value.

<u>Concrete circumstances:</u>

1. To evade the risks connected with the film production business the company grasps on the domestic market and withdraw from new purchases of oversea film rights and still more from March 2004, as the planning and production

needs comparatively long terms and with this a middle and long term fund burden for the term of production connected with various risks is necessary, the company wants to identify these risks and take constructive measures to decrease them. From now on the company concentrates on Japan, Korea, China and other Asian countries and thinks about how to reduce the risks due to the specialty of the entertainment business world of high- risk high-return.

2. Until now the company's film production was based on bank borrowings which made middle and long term investments necessary, these build a real interest burden for the company under the current economical situation. Considering the risks conceited with that model the company now shifts to a film production on an own fund base. The amount of the interest bearing liabilities containing the convertible bonds as of the end of March 2003 has been 3,500 million JPY and is about 2,200 million JPY as of the end of March 2004. (For reference, when the conversion of the convertible bonds contained in the amount mentioned above is completed the interest bearing liabilities will be 900 million JPY)
3. The share removal and the establishment of a perfect parent company have been approved at an extraordinary meeting of shareholders opening at the 16th of January 2004, and currently the agenda is coordinated with the parties involved asking all for the highest possible urgency. With the share removal and the establishment of the perfect parent company we want to form an organization that is able to face the rapid changes of the entertainment business world with a creative group that respects the origins of each business.

Risks connected with the business performance:

1. Change of the business organization

Continuously from the previous term a recurring loss added up for the end of the current term of Omega Project Co., Ltd.. During the term ending in March 2003 the company reconsidered its business organization from an entertainment contents provider with subsidiary and associated companies and external capital tie- ups to a simple substance form giving its business finance and its profits the priority. And still more the company decided to withdraw from the film rights trade business at the 3rd of February 2003. The reason for this withdrawal is, as this business model mainly depends on subsidiary companies and a global network as well as long term bank borrowings, the company feared the enlargement of its business risks under the current financial situation at home as well as abroad and concluded the withdrawal. However we think about an effective practical use of the already purchased film rights until the decision to purchase no new film rights is totally carried out. But as the oversea markets changed even faster to the worse than expected the sales of the film rights could not yet be put forward, and still more as the situation for our oversea transactions partners on a global scale changed to the worse a situation occurred under which the planned withdrawal of accounts receivable trade concerning to the film rights is not possible. Under this situation the company decided to put the domestic film production in the center of its entertainment and contents business, and to clear away its film rights until March 2004. As a result of this the inventories related to the film business of the company will mainly consist of production expenses for domestic film productions and works in progress from April 2004. These measures have been put forward to strengthen the profits for the future and to decrease the risks threatening the company's businesses.

Further the company sold its electronic business (the Bodysonic business) trade rights in March 2003. The electronic business (the Bodysonic business) department has been developed as the center of business at the date of the establishment of the company in January 1976 with the sale of electronic apparatuses, chair software, OEM services, system apparatuses and further goods related with furniture as well as cinema seats. But as the sales and profits of this business only made very little progress the company decided to put a business reconstruction forward and transferred its trade rights.

Still more the company withdraw from the mobile phone and internet business in June 2003. This business represented a high percentage of the company's sales occupation ratio, but as the domestic mobile phone market only made little progress with an even falling profit ratio, which resulted in an operating loss that added up for March 2003, the company decided to withdraw from this business.

Under this situation the company built its new pillars of business on the inner Japan film production and the investment business with the formation and management of contents funds in its center.

With the investment business the company wants to work at entertainment contents funds financing film production expenses which until now mainly depended on bank borrowings. With this model the company wants to realize an effective use of these expenses and win profits from the planning, management and administration of these funds. The plan to shift the company's constitution into the black figures with this business reconstruction is in the early stages now but delays in this plan and profits different from those expected might have possible influences on this development.

2. Concerning the movie business

Relating to the film business the company wants to give its domestic film production a smooth way of planning and management. As recently the satellite broadcasting and the cable TV with a various diversification of channels and the DVD medium become popular, profits from these fields came more in sight than the profits depending on the cinema box office and the video rental. And the company still more reaches for the new field of distribution of contents via internet. Further the company wants to enlarge its Asian business base, especially in Korea (Toyoyuki Yokohama, Chairman of the company also holds a post as Chairman of Starmax). At the 16th of September 2003 the Korean government announced a general plan to open Korea for the Japanese popular culture so as a result of this, businesses like the Japanese film, record or game business which have been limited until then are generally open from the 1st of January 2004 in Korea. This opening makes it possible to use already produced film contents for this market and it can be expected that the business chances for new film productions also will increase. Furthermore the Chairman of the company Toyoyuki Yokohama held a post as Executive Member of the Chinese Film Festival opening in Japan in September 2004 and the planning of a Japanese Film Festival in Peking is continuously propelled, with these film festivals it should be helped to build a bridge for a cultural interchange between Japan and China. So the company wants to establish a network in Japan, Korea and China to enlarge its Asian film and entertainment business. But as there are a lot of individuals and companies involved in the film production business and the production terms always need their time this could influence the accomplishment of the company's plans and led to same delays or even to a partial cancellation, if this is the case it could have same effects on the expected business results of the company.

3. Concerning the investment business

From the current term on the company exercises a new investment business with the formation and management of contents funds. With these contents funds the company wants to ensure an effective investment and practical use, because until now for film productions it was necessary to win bank borrowings, but as these could not be won so easily the production took a long term and in many chases this was the main external as well as internal reason for the delay of production, the delay of the opening to the public and with that the delay of the acquisition of profits. Still more the company wants to increase its chances to acquire profits with the fees for the planning and management of these funds. However for the current term the most urgent target is to realize this new business and to give it a stable basis, so its necessary to develop the business, to accumulate the necessary know how and to decrease the risks. If the realization of this new business can not be put forward as planned this could have same effects on the expected business results of the company.

4. Concerning the business world for films

Under the recent developments the film business underwent a complete change. After the terror attacks at the 11th of September 2001 in New York the oversea film industry stagnated and the financial environment faced a sudden change also, as a result of this the copyrights possessed by the company became highly illiquid and the business profits decreased. So to correspond to these changes the company cleared away its film rights and reserved an allowance for doubtful accounts for the corresponding accounts receivable trade in the current term. Now the company has a new center of business allowing it to react in a sensitive way on incidents, terror ,war, disputes or other phenomena. But if now the production of films or their opening to the public is postponed or even cancelled this could have effects on the expected business results of the company, and this may also be the case if the whole business situation changes to the worse suddenly again.

5. Concerning to the film production

The company practices both cases of total and partial investment in film productions. In the case of partial investment for the collaboration with another company a managing board is established, then for example the company, as a managing underwriter, collects the investments and the other company takes over the planning, both joined by the investors. Due to the past departure on bank borrowings with a large interest burden and the risk of the changes of the situation of the banks and the whole economy the company shifted to a film production based on this own fund model. The partner model and this way of collecting the investments has been chosen in consideration of the relevant risks for this business. With this system the company wants to improve the effective practical use of the distribution rights and other relevant rights as well as the investment efficiency with the withdrawal- profit ratio. But due to an intensive price competition for film rights both for originals as well as for remakes the company can't purchase them recently. The latest fashion, influences from the economical situation and the corporate situation, circumstances related with the actors, the delay of production, the increase of the investments and the so on could have an influence on the company's business results.

6. Concerning intellectual property rights

The intellectual property rights of Omega Project Co., Ltd. contain various kinds of rights related with the film and contents business such as portrait rights for original authors, script writers, translators, directors, cameramen, songwriters, composers and actors or trademark rights. For the rights and profits of these intellectual property rights contracts are worked out so that they are not infringed. The company doesn't want to spend to much attention to these rights, but a large number of them is intertwined with the contents business (movies and music) carried out by the company. If the company infringes such rights of a third party within its contents it could came to damage claims and to a delay of sales as well as to a delayed opening to the public, which could have influences on the company's business results.

7. Corporate Governance

(a) The company's basic understanding of corporate governance

Our basic policy regarding corporate governance is, that it is indispensable for achieving our management policy that aims to enrich the corporate value. These matters are realized by the company's management supported by a auditing corporation, external legal advisors and various experts giving the company advises regarding the management and the routine work.

(b) The enforcement of the company's corporate governance

1. Information about the corporate governance system (management execution and supervision)

Since the annual general stockholders meeting in June 2003 the company is lead by two Representative Directors, former

Representative Director and President Toyoyuki Yokohama who is Representative Director and Chairman now, and the new Representative Director and President Kyoichi Miyazaki, and three External Directors. The management and auditing system has been adopted to give company a mobile and competitive structure. Concerning the management each Director should make up his own independent opinion of the company, stating it following his responsibility for the company. Concerning the auditors, two of the three auditors are external auditors to give the auditing system the necessary strength. As the Board of Directors is concerned, there is one regular meeting per month and if necessary special meetings. At these meetings important management matters are decided as well as matters concerning the business affairs execution. Concerning the execution of the business affairs the decisions made by the Board of Directors should quickly be introduced by the employees, whereas the decision of the Board of Directors should also be observed. With the auditing corporation an auditing contract has been concluded to guarantee that correct management information are offered, and that a fair and universal point of view is carried out in the auditing. Concerning the legal advisers, they give their juridical judgment and timely advices if necessary in special cases.

2. Outline of relationships of personal, capital, transaction or any other interest between the company and its external directors and its external auditors

Concerning these relationships there is nothing relevant to report.

3. Framework of the company's corporate governance


Employees
Instruct /Audit
Audit
Business Execution
Executive Officials
Managing Staff
Instruct /Audit
Auditing
Firm
External
Legal
Advisors
Various
Experts
Audit
Administration
Chairman
President
Operating Officer
Managers
Instruct/Audit
Audit
Board of Directors
Chairman
President
External Directors
Audit
Board of Auditors
Full-time Auditors
Part-time Auditors
AGM

4. Concerning the company's corporate governance and its enforcement during the last fiscal year

From April 2003 until the end of March 2004 there have been 46 meetings of the Board of Directors held, where decision concerning laws and ordinances, management matters and other related matters have been concluded and the execution of the business affairs has been supervised. In June 2003 the report for the first quarter of the fiscal year has been presented.

8. Basic policy concerning related parties

Nothing relevant to report.

9. Other important management matters

(a) Important management matters

1. Although the mobile phone and internet business represented a high part of the sales occupation ratio until June 2003, the company decided to withdraw from it. On the one hand because of the recent sluggish situation at the Japanese mobile phone market, and on the other hand, as the company took a close look at its businesses due to its reorganization, the decision to propel the film and contents business as well as the investment business and to withdraw from the mobile phone and internet business has been concluded.
2. As the dissolution of the bank borrowings is in the early stages to strengthen the company's financial situation, it has been resolved in August 2003 to issue new stock preemtive rights to propel the recovery of the enterprise value.

   And basic mutual consents about a capital business tie up with the company's undertaking partner CINEVISION and with its transaction partner the SWT Group have been concluded.
3. Concerning the business reorganization, in October 2003 the resolution to remove the shares and to establish a perfect parent company and a holding company system has been concluded, and at an extraordinary meeting of shareholders opening at the 16th of January 2004 this resolution has been approved. From now on the cancellation of Omega Project Co., Ltd.'s registration at the, JASDAQ, and the new registration of Omega Project Holdings Co., Ltd. at this market are propelled (the scheduled date for the new registration is the 1st of November 2004, currently the relevant details are coordinated with the parties involved). Concerning this share removal, the shareholders of Omega Project Co., Ltd. will be shifted to be the shareholders of the new company Omega Project Holdings Co., Ltd.. This decision has been concluded due to the business reorganization to give the company the possibility to react in a soft and mobile way on the changes of the business world.
4. In March 2004 the company withdraw from the enterprise regeneration business, which has been a part of the investment business, because due to the current sluggish situation of the Japanese economy the collection of the necessary business funds grow late.
5. To prepare for the, in March 2004, still pending problem of repayment before term end of the second unsecured convertible bond issued at the 27th of August 2001 (face value 1,500 million JPY; period of redemption 29th of July 2005) the company issued new shares of about 1,000 million JPY to its transaction partner Global Dynamic Trading Limited in a third party allotment (total number of issued shares 77,000,000).

(b) Legal cases

1. On May the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the company the unpaid claim of 59 million JPY concerning to TV program rights trading has been brought to case, and the issue is on trial.

2. On December the 25th 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei Company against the defendant of the company the damage claim of 22 million JPY concerning to a publishing contract has been brought to case, and the issue is on trail.
3. On February the 28th 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd against the defendant of the company the unpaid claim of 193 million JPY concerning to a distribution reward payment has been brought to case, and the issue is on trail.

Concerning the above mentioned cases (1.- 3.) the company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials.
The case brought in the Tokyo Regional Court at the 27th of August 2001 by the plaintiff of Deutsche Securities Ltd against the defendant of the company concerning the damage claim referring to the convertible bond lead manager fee has been concluded at the 18th of August 2003, ending with a reconciliation payment of 40 million JPY.
The case brought in the New York Regional Court at January the 28th 2003, by the plaintiffs of Key International Inc. and Multi Net International Inc. against the defendants of Amy Entertainment Inc, Tokinori Maruya, Junko Motoyama and the company due to an unpaid claim of 2.165 million US$ concerning to an unpayment damage and the relating compensation required has been concluded at the 31st of March 2004 with a reconciliation payment of 27,500 US$.

3. Business results

(1) Outline of the consolidated results of the current fiscal year

Set along behind the background of confusion concerning the domestic and oversea economical conditions, although signs of moderate could be seen, the severe conditions for corporations continued.
Due to sales of the mobile phone market that made only very little progress and an operating loss which added up for the fiscal year ending in March 2003, the company decided to withdraw from the mobile phone and internet business in June 2003.
Concerning to the film and contents business. As the company wants to be able to react in a fast and mobile way on the fast changing entertainment business the businesses carried out by the company have been reconsidered and a reorganization of its businesses has been recognized as an important point, so a business reconstruction is propelled placing the film and contents business and the investment business as the new pillars of business of the company. As main goals the company continuously wants to withdraw from the non- profitable businesses and compress its interest bearing liabilities to improve its financial structure.
Behind the background of the sudden changes of the entertainment business world and the current dully situation, the company withdraw from new film rights purchases in February 2003, and due to the clear away of the film rights possessed by the company a special loss added up for the current term. Further the company always considers the various risks of the domestic film production business which come along with the comparatively long production terms which come along with long and middle term fund burdens for these production terms. And as the company wants to decrease the future risks a valuation loss from domestic film production expenses added up. From now on the company wants to develop the Asian film business, always considering that it is a business world of high- risk high- return, but with the company's intended plan the profit recovery of the film business is in the early stages also giving this business a stable basis.
Concerning the investment business, until the current term the company carried the formation of contents funds and the enterprise regeneration business out. But as for the enterprise regeneration business large quantities of fund

investments are necessary, and as the collection of these funds grow late, the company considered its future risks and in order to avoid an enlargement of the loss from this business it has been decided to withdraw from the enterprise regeneration business in March 2004.

Concerning the financial situation, the compression of the bank borrowings has continuously be propelled from the last term. Aiming at the maintenance and improvement of the financial situation and the supply of the business fund and the working capital for the business reconstruction the company enforced the acquisition of own funds with new share options issued to N.D.F Holdings Inc. and CINEVISION in August 2003 and a capital increase in March 2004 due to a third party allotment to Global Dynamic Trading Limited. The end balance of interest bearing liabilities which has been 3,500 million JPY as of the end of March 2003 has been decreased to 2,200 million JPY as of the end of March 2004 (containing, after a conversion of the convertible bond at the 2nd of April 2004, an end balance of 900 million JPY as of the 2nd of April 2004 of this convertible bond).

As a result of the foregoing the sales for the current consolidated fiscal year amounted to 1,896 million JPY (decreased by 79.3% from the previous year), the operating loss amounted to 2,666 million JPY and the ordinary loss amounted to 2,827 million JPY, due to a valuation loss of inventories and the provision of the allowance for doubtful accounts a special loss added up. As a result of this a net loss before taxes of 11,220 million JPY added up.

(2) Financial condition

(a) State of assets, debts and capital

Total assets of the current consolidated fiscal year end amounted to 5,080 million JPY, decreased by 8,760 million JPY from the end of the last consolidated fiscal year, due to the decrease of sale claims, the valuation loss on inventories and the sale of real estate. Total liabilities of the current fiscal year end amounted to 3,112 million JPY, decreased by 2,599 million JPY from the end of the last consolidated fiscal year, due to the reduction of bank borrowings. Total capital of the current consolidated fiscal year end amounted to 1,967 million JPY, decreased by 6,160 million JPY from the end of the last consolidated fiscal year, due to the net loss of the period and the enforcement of an equity finance by the issuance of new share options.

(b) State of cash flow

Cash and cash equivalents at the end of the current consolidated fiscal year added up to 304 million JPY, decreased by 23 million JPY from the last consolidated fiscal year. The primary factors of income have been the income from new share issuance, the income on sales of investment securities and the income from the withdrawal of loans. The "negative" factors have been the pretax loss for the consolidated fiscal year of 11,220 million JPY and the acquisition of new loans and investment securities.

The cash flow from operating activities turned out an use of 2,722 million JPY decreased by 1,358 million JPY from the last consolidated fiscal year, due to the pretax net loss of 11,220 million JPY which was influenced by the increase of the allowance for doubtful accounts of 2,337 million JPY, the decrease of the advance payments of 1,373 million JPY, the decrease of the inventories of 1,872 million JPY, and the decrease of purchasing debts of 1,011 million JPY.

The cash flow from investing activities turned out an use of 1,189 million JPY (the last consolidated fiscal year showed a fund acquisition of 2,864 million JPY) due to the acquisition of investment securities for 984 million JPY and loan expenditures of 2,561 million JPY.

The cash flow from financing activities turned out an use of 3,887 million JPY (the last consolidated fiscal year turned out an use of 1,402 million JPY), due to the income from new share issuance of 4,718 million JPY and the decrease of short term bank borrowings of 100 million JPY and the decrease of long term bank borrowings of 730 million JPY.

(Reference)

	Fiscal year ended March 2002	Fiscal year ended March 2003	Fiscal year ended March 2004
Capital ratio	39.6%	58.7%	38.7%
Capital ratio based on the current price	60.1%	48.6%	79.7%
Debt redemption term	(1.3 years)	(0.4 years)	(0.3 years)
Interest coverage ratio	(22.1)	(42.9)	(53.7)

(Notes)

1. Capital ratio (equity capital / total capital)
2. Capital ratio based on the current price (total amount of shares with the current price / total capital)
3. Debt redemption term (interest bearing liabilities / operating cash flow)
4. Interest coverage ratio (operating cash flow / interest payments)

(The values are calculated on a consolidated base.)

(As cash flow the operating cash flow is used. The interest bearing liabilities are these added up in the liabilities section in the balance sheet, the interest payments are these for the liabilities)

(3) Prospect for the next fiscal year ending in March 2005

Fiscal year ending March 2005 shall be operated by the company and subsidiary O&Z Project Co., Ltd..

For the next term the company wants to improve the situation of its deficit, accomplish its new management plan and raise the enterprise value with its reconstruction.

Forecast of the consolidated business results	Sales	1,500 million JPY (decreased by 20.9% from the previous term)
	Ordinary loss	1,100 million JPY
	Net loss	1,100 million JPY

Forecast of the non- consolidated business results	Sales	1,500 million JPY (decreased by 14.7% from the previous term)
	Ordinary loss	1,050 million JPY
	Net loss	1,050 million JPY

4. Consolidated Financial Statement

(1) Consolidated Balance Sheet

Term / Account title	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
(Assets)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
1. Current assets					
Cash on hand and in banks	378,516		304,812		(73,703)
Notes and accounts receivable trade	2,952,275		816,315		(2,135,960)
Accounts due	1,758,605		526,915		(1,231,689)
Inventories	1,723,906		123,015		(1,600,890)
Advance payments	3,713,086		1,152,534		(2,560,522)
Others	923,015		273,712		(649,302)
Allowance for doubtful accounts	(191,524)		(51,058)		140,465
Total current assets	11,257,882	81.3	3,146,248	61.9	(8,111,634)
2. Fixed assets					
Tangible fixed assets					
Buildings	246,200		3,652		(242,547)
Land	614,900		/		(614,900)
Construction in process	/		100,000		100,000
Others	3,240		1,276		(1,964)
Total tangible fixed assets	864,341	6.2	104,929	2.1	(759,412)
Intangible fixed assets	7,401	0.1	152,525	3.0	145,123
Investments and other assets					
Investment securities	556,723		340,417		(216,305)
Long term loans receivable	642,259		2,204,874		1,562,615
Long term operation receivable	1,136,575		2,576,965		1,440,390
Sundry investments	/		328,500		328,500
Others	659,702		63,304		(596,397)
Allowance for doubtful accounts	(1,359,170)		(3,837,622)		(2,478,452)
Total investments and other assets	1,636,090	11.8	1,676,440	33.0	40,350
Total fixed assets	2,507,833	18.1	1,933,894	38.1	(573,938)
3. Deferred assets					
Bond issue expenses	68,230		/		(68,230)
Bond discount expenses	250		/		(250)
Development expenses	6,631		/		(6,631)
Total deferred assets	75,111	0.6	/	/	(75,111)
Total assets	13,840,828	100.0	5,080,143	100.0	(8,760,685)

Term / Account title	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
(Liabilities)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
1. Current liabilities					
Notes and accounts payable trade	1,231,871		220,558		(1,011,312)
Short- term loans repayable	562,452		373,644		(188,808)
Current portion of long term debts	221,400		108,000		(113,400)
Accounts payable	602,656		196,540		(406,116)
Accrued taxes on income	5,321		4,945		(375)
Litigation loss reserve	/		150,000		150,000
Others	228,122		221,978		(6,143)
Total current liabilities	2,851,823	20.6	1,275,667	25.1	(1,576,155)
2. Fixed Liabilities					
Bond	169,000		/		(169,000)
Convertible bond	1,510,000		1,300,000		(210,000)
Long- term loans repayable	1,030,600		413,900		(616,700)
Estimated retirement allowance	4,012		3,249		(763)
Director's retirement allowance	12,918		16,282		3,363
Consolidation adjustment account	5,743		/		(5,743)
Others	128,639		103,889		(24,749)
Total fixed liabilities	2,860,913	20.7	1,837,320	36.2	(1,023,592)
Total liabilities	5,712,737	41.3	3,112,988	61.3	(2,599,748)
(Shareholders' Equity)					
1. Capital stock	11,848,973	85.6	14,412,973	283.9	2,573,000
2. Capital surplus	3,899,860	28.2	2,471,549	48.6	(1,428,310)
3. Earned surplus	(7,518,220)	(54.3)	(14,940,070)	(294.1)	(7,421,849)
4. Unrealized loss on the revaluation of land	(89,124)	(0.7)	/	/	89,124
5.Unrealized revaluation loss on other investment securities	(6,585)	(0.0)	20,542	0.4	27,128
6. Treasury stock	(6,812)	(0.1)	(6,841)	(0.1)	(29)
Total shareholders' Equity	8,128,090	58.7	1,967,154	38.7	(6,160,936)
Total liabilities and shareholders' Equity	13,840,828	100.0	5,080,143	100.0	(8,760,685)

(2) Consolidated Income Statement

Term / Account title	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
1. Sales	9,151,213	100.0	1,896,282	100.0	(7,254,930)
2. Cost of sales	8,041,969	87.9	3,496,209	184.4	(4,545,760)

Account title \ Term	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
Gross profit	1,109,243	12.1	(1,599,927)	(84.4)	(2,709,170)
3.Selling and general administrative expenses	3,786,452	41.4	1,066,415	56.2	(2,720,037)
Operating profit (loss)	(2,677,208)	(29.3)	(2,666,342)	(140.6)	10,866
4. Non- operating income	71,792	0.9	203,887	10.7	132,095
Interest income	8,719		19,267		10,548
Unamortized premium on bond	22,000		/		(22,000)
Income from insurance business	/		100,000		100,000
Repayment of adjustment account from consolidation	1,178		302		(876)
Others	39,895		84,318		44,422
5. Non- operating expenses	611,010	6.7	365,398	19.2	(245,611)
Interest expense	95,250		50,718		(44,532)
Amortization of bond issue cost	100,255		68,230		(32,025)
Amortization of bond premium	11,250		250		(11,000)
Equity in loss from unconsolidated subsidiaries	63,882		/		(63,882)
New stock issuance expense amortization	46,553		23,613		(22,939)
Others	293,817		222,586		(71,231)
Ordinary profit (loss)	(3,216,426)	(35.1)	(2,827,853)	(149.1)	388,573
6. Extraordinary profits	2,874,533	31.4	158,766	8.4	(2,715,766)
Gain on sales of shop running right	500,000		/		(500,000)
Gain on sale of investment securities	2,188,284		75,851		(2,112,432)
Gain on sale of fixed assets	180,918		17,693		(163,225)
Others	5,330		65,221		59,891
7. Extraordinary losses	4,588,452	50.2	8,551,324	451.0	3,962,872
Loss from devaluation of inventories	/		3,477,369		3,477,369
Loss on retirement of fixed assets	32,486		2,152		(30,334)
Loss on sale of investment securities	256,186		46,391		(209,795)
Loss from devaluation of investment securities	1,399,252		475,580		(923,672)
Provision for doubtful accounts	879,794		3,944,113		3,064,319
Loss on disposal of fixed assets	352,651		/		(352,651)
Loss on disposal of sale credits	1,515,000		/		(1,515,000)
Others	153,081		605,719		452,637
Loss before income tax	4,930,345	53.9	11,220,411	591.7	(6,290,066)
Corporation, resident and business taxes	54,281	0.6	12,085	0.6	(42,195)
Corporation tax deferred	1,251,703	13.7	87	0.0	(1,251,616)
Minority interest in con. subsidiaries, profit (loss)	(113,979)	(1.2)	/	/	113,979
Net loss	6,122,351	66.7	11,232,584	592.3	(5,110,233)

(3) Consolidated Surplus Statement

Account title \ Term	Last fiscal year, as of the 31st of March 2003 Amount (Thousands of JPY)		Current fiscal year, as of the 31st of March 2004 Amount (Thousands of JPY)	
(Capital surplus)				
1.Capital surplus at the beginning of the term				
Legal capital surplus at the beginning of the tern	2,206,166	2,206,166	3,899,860	3,899,860
2. Decrease of the capital surplus				
Issuance of new shares from conversion of convertible bond	402,939		104,999	
Third party allotments and issuance of new shares due to the exercise of share options	1,290,754	1,693,694	2,366,550	2,471,549
3. Increase of the capital surplus				
Amount from disposition of legal capital surplus	/	/	3,899,860	3,899,860
4. Capital surplus at the end of the term		3,899,860		2,471,549
(Earned surplus)				
1. Earned surplus at the beginning of the term	/		(7,518,220)	
Consolidated surplus at the beginning of term	1,240,808	1,240,808	/	(7,518,220)
2. Increase of the earned surplus				
Disposition of legal capital surplus due to deficit supply	/		3,899,860	
Increase by exclusion of equity method	40,495	40,495	/	3,899,860
3. Decrease of the earned surplus				
Net deficit	6,122,351		11,232,584	
Disposition of the unrealized loss on land revaluation	2,485,062		89,124	
Unrealized loss on the disposal of treasury stock	28,800		/	
Decrease by exclusion from consolidation	163,311	8,799,523	/	(11,321,709)
4. Earned surplus at the end of the term		(7,518,220)		(14,940,070)

(4) Consolidated Cash Flow Statement

Account title \ Term	Last fiscal year, as of the 31st of March 2003 Amount (Thousands of JPY)	Current fiscal year, as of the 31st of March 2004 Amount (Thousands of JPY)
1. Cash flow from operating activities		
Income before income taxes and minority interests	(4,930,345)	(11,220,411)
Depreciation	188,463	30,157
Amortization of consolidation adjusting accounts	(1,178)	(302)
Equity in loss from unconsolidated subsidiaries	63,882	/
Increase (decrease) of accrued consumption tax	(53,574)	95,256
Increase (decrease) of vested benefit obligations	1,918	(763)
Increase of accrued severance indemnities	3,833	3,363

Account title \ Term	Last fiscal year, as of the 31st of March 2003	Current fiscal year, as of the 31st of March 2004
	Amount (Thousands of JPY)	Amount (Thousands of JPY)
Increase in allowance for doubtful accounts	825,191	2,337,986
Interest income	(8,719)	(19,317)
Interest expense	95,250	50,718
Loss on sales of investment securities	256,186	46,391
Profit on sales of investment securities	(2,188,284)	(75,851)
Valuation loss on investment securities	1,399,252	475,580
Amortization of deferred charges	158,059	93,222
Gain on sales of shop running rights	(500,000)	/
Unamortized premium on bond	(22,000)	/
Decrease (increase) of notes and accounts receivable	(697,902)	192,652
Loss on disposal of notes and accounts receivable	1,515,000	/
Decrease of inventories	161,120	914,890
Loss from depletion of inventories	154,821	1,872,855
Decrease (increase) of advance payments	(893,503)	1,373,696
Decrease (increase) of other current assets	(179,045)	620,532
Increase (decrease) in notes and accounts payable trade	1,124,339	(1,011,312)
Decrease of other current liabilities	(495,603)	(232,676)
Decrease of long term trade credits	/	1,227,950
Decrease of bankruptcy reorganization credits	/	384,621
Decrease of other fixed assets	/	57,820
Decrease of other fixed liabilities	/	(24,749)
Decrease of accrued bonuses	/	(8,125)
Increase of litigation reserve	/	150,000
Profit on disposal of fixed assets	(180,918)	(17,693)
Loss on disposal of fixed assets	352,651	5
Loss on retirement of fixed assets	32,486	2,151
Others	(114,258)	2,424
Subtotal	(3,932,875)	(2,678,928)
Interest and dividends received	9,653	2,196
Interest paid	(91,757)	(33,018)
Income tax paid	(65,987)	(12,549)
Cash flow from operating activities	(4,080,966)	(2,722,299)
2. Cash flow from investing activities		
Expenditures for depositing of time deposits	/	(70,002)
Income from repayment of time deposits	/	120,002
Expenditures for purchases of investment securities	(1,085,795)	(984,194)
Income from sales of investment securities	2,751,293	798,634

Term / Account title	Last fiscal year, as of the 31st of March 2003	Current fiscal year, as of the 31st of March 2004
	Amount (Thousands of JPY)	Amount (Thousands of JPY)
Income from sales of shares from subsidiaries	/	24,597
Expenditure for the acquisition of shares of subsidiaries	(22,486)	/
Expenditure for acquisition of tangible fixed assets	(200,720)	(4,224)
Income from sales of tangible fixed assets	2,522,238	759,321
Expenditures for acquisition of sundry investments	(325,000)	/
Expenditures for increase of long term prepaid expenses	(21,000)	/
Expenditures for acquisition of intangible fixed assets	/	(161,987)
Expenditures from loans	(845,257)	(2,561,405)
Income from the withdrawal of loans	244,903	889,905
Others	(153,606)	/
Cash flow from investing activities	2,864,569	(1,189,353)
3. Cash flow from financing activities		
Net decrease in short term borrowings	(3,202,724)	(100,308)
Income from long term borrowings	5,000	50,000
Expenditures for the repayment of long term borrowings	(1,201,290)	(780,100)
Income from share issuance	2,575,504	4,718,386
Income from bond issuance	49,000	/
Income from disposal of treasury stock	27,750	/
Proceeds from share option bond issuance	395,410	/
Expenditures for redemption of convertible bonds	(50,000)	/
Expenditure for the acquisition of treasury stock	(1,138)	(29)
Other	158	/
Cash flow from financing activities	(1,402,330)	3,887,948
4. Decrease in cash and cash equivalents	(2,618,725)	(23,704)
5. Cash and cash equivalents at the beginning of the term	2,947,242	328,516
6. Cash and cash equivalents at the end of the term	328,516	304,812

(5) Doubts on the premise of going concern

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)
The company accounted a net loss which amounted to 6,122 million JPY and its negative earned surplus amounted to 7,515 million JPY due to the resolution to withdraw from the film rights trade business this February. As a result of the foregoing, there are serious doubts on the premise of going concern. The company developed a three- year plan in order to improve its surrounding conditions. As for the future business, the company tries to operate investment business and fund management as well as film and contents business with the production of motion pictures and concert promotion business. As a result, despite the expected net loss of 2,100 million JPY for the end of March 2004 due to the amortization of the withdrawal from the film rights business, the company forecasts pretax profits of 500 million JYP for the end of March 2005 and 800 million JPY for the end of March 2006. As for bank loans payable, these have been reduced to 1,814 million JPY at the end of March 2003, while they amounted to 8,589 million JPY at the end of March 2002. This reduction has been managed by sales of owned properties and equity financing. As the consolidated financial statement has been prepared under the premise of going concern it does not reflect the above mentioned doubts.	In February 2003 the company decided to withdraw from the film rights trade business and the former long and middle term investment model, in June 2003 the company decided to withdraw from the mobile phone and internet business, in October the company cleared its film rights away, and in March 2004 the company decided to withdraw from the business regeneration investment business. Concerning the whole businesses of the company a reconstruction is planned, with a focus on the domestic entertainment business and the formation and management of content funds. As an result of the before mentioned business withdrawals a net loss exceeding the company's first expectations of 11,200 million JPY added up, and the earned surplus of the company amounted to a minus of 14,900 million JPY. As a result of the above mentioned situation there are serious doubts on the premise of going concern. To improve this situation the company reconsidered its organization drastically and decided to withdraw its shares and to establish a perfect parent company (Omega Project Holdings Co., Ltd.) in March 2004, after this schedule has been interrupted due to various reasons, the aim is now to establish this parent company in November 2004. To propel the raise of the mobility of its businesses and the efficiency of its management after the establishment of the parent company, the company established two new main pillars of business, the entertainment business (with domestic film productions, and music contents) and the investment business (with the formation and management of contents funds) to be able to raise the multiplier effects and the value added, and even more to give the company's financial affairs a stable base again, in order to regain strength. Due to the continuous depreciations due to the film business the fiscal year ending in March 2005 should be last one in the red figures, from the fiscal year ending in March 2006 on the company wants to reach the black figures again, as it is the company's aim to reach the resumption of dividends. The convertible bond of the first fiscal half year (end balance at the 30th of September 2003 1,500 million JPY) conflicted with an additional debt restriction clause as of the end of March 2004 but as, at the 26th of March 2004 the conversion of the bond to stocks of 200 million JPY and 1,300 million JPY at the 2nd of April 2004 has gone forward the risks concerned with the repayment of this bond are partially dissolved. The bank borrowings of the company amount to 900 million JPY, decreased by 900 million JPY from the last fiscal year. As the consolidated financial statement has been prepared under the premise of going concern it does not reflect the above mentioned doubts

(6) Basics concerning the preparation methods of the consolidated financial statement

1. Scope of Consolidation

1.1 Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)

(1) Consolidated subsidiaries: One, Aoyama Research Inc.

Status changed:

(New) -Increase by acquisition of shares, 1 company

(Excluded) -by selling of shares, 4 companies

-by decrease of the share holding ratio through combination, 4 companies

-decrease due to sales of shares of consolidated subsidiaries in the last fiscal year, 7 companies

-change to affiliate under the equity method due to decrease of shares, 1 company

(2) None consolidated subsidiaries: None

1.2 Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(1) Consolidated subsidiaries: None

The subsidiary company Aoyama Research Inc. has been excluded from the scope of consolidation after the end of the first fiscal half year.

Status changed:

(Excluded) -by selling of shares, 1 company

(2) None consolidated subsidiaries: None

2. Application of the Equity Method

2.1 Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)

(1) Affiliates under the equity method: None

Status changed:

(New) -change from consolidated company by decrease of holding shares, 1 company

(Excluded) -by selling of shares, 3 companies

-decrease due to sales of shares in the last fiscal year, 1 company

(2) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None

(Note) Sigmax Inc., who has newly become an affiliate under the equity method during this fiscal year, was excluded through sale of holding shares.

2.2 Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(1) Affiliates under the equity method: None

Status changed:

Nothing relevant to report.

(2) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None

3. Accounting Standards

3.1 Standards and methods for the valuation of major assets

(1) Inventories

For goods, products, raw materials and supplies, the moving average method is applied.

For works in process, land for sale and film distribution rights, the identified original cost method is applied.

Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years` digits method.

(2) Securities

Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal term. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost method)

Securities with no market price: The moving average method is applied

(3) Derivatives

Fair value based on market prices

3.2 Methods for depreciation of depreciable assets

(1) Tangible fixed assets: Declining balance method (for buildings acquired after the 1st of April 1998 the straight-line method is applied)

(2) Intangible fixed assets: Straight- line method

Software used by the company is valued in accordance with the straight- line method based on the actual period of possible use within the company (from 3 to 5 years).

3.3 Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectable of doubtful accounts.

(2) Accrued pension cost

For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.

(3) Reserve for directors` retirement allowances

Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities.

(4) Reserve for loss from litigation

To prepare for the reserve for loss from litigation the expected loss is added up.

3.4 Accounting methods for lease transactions

Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.

3.5 Significant hedge accounting method

The deferral Hedge accounting is used.

3.6 Other significant items in preparation of the consolidated financial statement

Consumption tax: The consumption tax is excluded from the figures

4. Valuation of the assets and liabilities of consolidated subsidiaries when initially consolidated

These assets and liabilities are valued at their market prices.

5. Amortization of goodwill on consolidation

The goodwill on consolidation is, in principle, amortized straight-line over twenty 20 years.

6. Appropriation accounts of profits

The consolidated surplus statement is based on the appropriations made during the current fiscal year.

7. Cash in the consolidated cash flow statement

Cash (cash and cash equivalents) stated in the consolidated cash flow statements represents cash on hand, cash in banks able to be withdraw on demand and short-term investments with original maturities of three month or less which are easily convertible to cash and have only insignificant risk of fluctuation in value.

(7) Changes in Accounting Titles and Classification

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)

Consolidated Balance Sheet

1. From the current fiscal year on the "accounts due", formerly declared under the "others" in the "current assets", are declared in an own position under the "current assets". For reference the amount of "accounts due" under the "others" in the "current assets" for the last fiscal year was 804,974 thousand JPY.

2. From the current fiscal year on the "long term operation receivable", formerly declared under the "others" in the "investments and other assets", are declared in an own position under the "investments and other assets". For reference the amount of "long term operation receivable" under the "others" in the "investments and other assets" for the last fiscal year was 110,267 thousand JPY.

3. From the current fiscal year on the "accounts payable", formerly declared under the "others" in the "current liabilities", are declared in an own position under the "current liabilities". For reference the amount of "accounts payable" under the "others" in the "current liabilities" for the last fiscal year was 917,671 thousand JPY.

Consolidated Income Statement

4. From the current fiscal year on the "equity in loss from unconsolidated subsidiaries", formerly declared under the "others" in the "non- operating expenses", is declared in an own position under the "non- operating expenses". For reference the amount of "equity in loss from unconsolidated subsidiaries" under the "others" in the "non- operating expenses" for the last fiscal year was 18,938 thousand JPY.

5. From the current fiscal year on the "new share issuance expense amortization", formerly declared under the "others" in the "non- operating expenses", are declared in an own position under the "non- operating expenses". For reference the amount of "new share issuance expense amortization" under the "others" in the "non- operating expenses" for the last fiscal year was 5,413 thousand JPY.

Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)

Consolidated Balance Sheet

1. From the current fiscal year on the "sundry investments", formerly declared under the "others" in the "current assets", are declared in an own position under the "current assets". For reference the amount of "sundry investments" under the "others" in the "current assets" for the last fiscal year was 328,500 thousand JPY.

(8) Notes

(1) Notes to the consolidated balance sheet

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
1. Accumulated depreciation of tangible fixed assets 47,070	**1. Accumulated depreciation of tangible fixed assets** 4,383
2. Assets applied as collateral	**2. Assets applied as collateral**
Time deposit 50,000	Investment securities 36,355
Building 83,566	Total 36,355
Land 614,900	Liabilities of above applied assets
Total 748,466	Short- term borrowings 334,000
Liabilities of above applied assets	Total 334,000
(Long term borrowings scheduled within one year) 96,000	
Long- term borrowings 540,600	
Total 636,600	
3. In order to raise the money of the running cost efficiently the company has a contract of **overdraft transactions** with one bank. The net allowable balance of overdraft as of the fiscal term end based on this contract is:	**3.** /
Total limited overdraft amount 354,000	
Current amount of overdraft 354,000	
Net allowable balance of overdraft /	
4. Contingent liability	***4. Contingent liability***
The company guarantees the bank borrowing of the company below mentioned.	The company guarantees the bank borrowing of the company below mentioned.
S.J. Omega Inc. 300,000	Sweet Basil Inc. 193,500
Sweet Basil Inc. 250,000	Isshou Co. Ltd. 4,688
Total 550,000	Zak Corporation Co., Ltd. 42,248
	Total 240,436
	Below mentioned are the installment prices for the financial affair guarantees:
	Isshou Co., Ltd. 14,185
	Total 14,185
Regarding the claim of the damages.	Regarding the claim of the damages.
1. On August the 27th 2001, in the Tokyo Regional Court, by the plaintiff of Deutsche Securities Ltd. against the defendant of the company the damage claim of JPY 174 million concerning to a convertible bond lead manager fee has been brought to case, and the issue is on trial.	1. On May the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the company the unpaid claim of 59 million JPY concerning to TV program rights trading has been brought to

2. On May the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the company the unpaid claim of	case, and the issue is on trial. 2. On December the 25th 2002, in the Tokyo Regional Court, by the plaintiff of

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
million JPY concerning to TV program rights trading has been brought to case, and the issue is on trial. 3. On December the 25th 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei Company against the defendant of the company the damage claim of 22 million JPY concerning to a publishing contract has been brought to case, and the issue is on trail. 4. On January the 28th 2003, in the New York Regional Court, by the plaintiffs of Key International Inc. and Multi Net International Inc. against the defendants of Amy Entertainment Inc, Tokinori Maruya, Junko Motoyama and the company the unpaid claim of 2.165 million US$ concerning to a unpayment damage and the punishment compensation required has been brought to case, and the issue is on trail. 5. On February the 28th 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd against the defendant of the company the unpaid claim of 193 million JPY concerning to a distribution reward payment has been brought to case, and the issue is on trail. Concerning the above mentioned cases (1.- 5.) the company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials.	Nihon Bungei Company against the defendant of the company the damage claim of 22 million JPY concerning to a publishing contract has been brought to case, and the issue is on trail. 3. On February the 28th 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd against the defendant of the company the unpaid claim of 193 million JPY concerning to a distribution reward payment has been brought to case, and the issue is on trail. Concerning the above mentioned cases (1.- 3.) the company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials. The case brought in the Tokyo Regional Court at the 27th of August 2001 by the plaintiff of Deutsche Securities Ltd against the defendant of the company concerning to the damage claim referring to the convertible bond lead manager fee has been concluded at the 18th of August 2003, ending with a reconciliation payment of 40 million JPY. The case brought in the New York Regional Court at January the 28th 2003, by the plaintiffs of Key International Inc. and Multi Net International Inc. against the defendants of Amy Entertainment Inc, Tokinori Maruya, Junko Motoyama and the company due to an unpaid claim of 2.165 million US$ concerning to an unpayment damage and the relating compensation required has been concluded at the 31st of March 2004 with a reconciliation payment of 27,500 US$.
5. Endorsed amount of bills receivable 3,311 thousand JPY	**5. Endorsed amount of bills receivable** /
6. Issued shares 146,549,941 common shares	**6. Issued shares** 340,149,261 common shares
7. Treasury shares 27,311 common shares	**7. Treasury shares** 28,546 common shares
8. Revaluation of land According to Article 34 of the Commercial Code, effective from the 31st of March 1998, and the part of Article 19 of the Commercial Code concerning to the revaluation of land, effective from the 31st of March 2001, the company revaluated its land of business use. The tax amount on the revaluation is accounted as "revaluation deferred tax asset" under the assets in the balance sheet and the amount deducted the "revaluation deferred assets" is accounted as "revaluation differential" under the shareholders' equity in the balance sheet. Revaluation method According to the revaluation law ordinance of land by the article 2-5 on the article 119 of the government ordinance, effective from the 31st of March 1998, the revaluation is based on the appraisal by land appraiser. Date of revaluation the 31st of March 2003	**8.** /

Booking price after revaluation /	

(2) Notes to the consolidated income statement

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
1. Main particulars of the selling and general and administrative expenses are:	1. Main particulars of the selling and general and administrative expenses are:
Sales fee 2,131,158	Commission paid 317,735
Salary 198,160	Sales fee 119,730
Commission paid 530,127	Salary 88,348
Publicity expenses 385,047	Taxes and public dues 67,327
Provision for doubtful accounts 46,196	Rent 65,502
Net periodical pension cost 5,764	Insurance bills 65,354
Provision for directors' retirement allowance 6,420	Publicity expenses 55,419
	Provision for directors' retirement allowance 3,363
	Net periodical pension cost 2,632
2. *The selling and general expenses and the manufacturing expenses contain* development expenses of 2,238	2. /
3. Content of the loss on retirement of fixed assets is office equipment with 32,486	3. Content of the loss on retirement of fixed assets is office equipment with 2,152

(3) Notes to the consolidated cash flow statement

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
1. Relation between the balance of cash and cash-equivalents and the amount of title particulars on the consolidated balance sheet.	1. Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet.
(As of the 31st of March 2003)	(As of the 31st of March 2004)
Cash on hand and in banks 378,516	Cash on hand and in banks 304,812
Time deposits with original maturities over 3 months (50,000)	Time deposits with original maturities over 3 months /
Cash and cash equivalents 328,516	Cash and cash equivalents 304,812
2. The following shows the details of assets and liabilities as of the time of consolidation, the acquisition cost of the shares and the net cash increase by the acquisition of Aoyama Research Inc., the new consolidated subsidiary due the acquisition from the former consolidated subsidiary Sigmax inc. (former Basara Entertainment Inc.)	2. /
Current assets 328,391	
Fixed assets 50,541	
Goodwill (6,046)	
Current liabilities (349,807)	
Fixed liabilities /	
Minority interests /	

Acquisition cost of the shares of Aoyama Research Inc. 30,000 Cash and cash equivalents of Aoyama Research Inc. 7,513 Net cash decreased by acquisition of Aoyama Research Inc. (22,486)	

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
3. Details of assets and liabilities of companies which were no longer consolidated subsidiaries by the sales of shares. Current assets 3,250,101 Fixed assets 1,189,068 Total assets 4,439,169 Current liabilities (1,847,929) Fixed liabilities (247,851) Total liabilities (2,095,780) Minority interests (11,470) Gain on sales of shares 1,026,056 Loss on sales of shares (6,600) Sale price 1,459,500 Cash and cash equivalents 488,695 Difference: Proceed on sales 970,804	3. Details of assets and liabilities of companies which were no longer consolidated subsidiaries by the sales of shares. Current assets 314,670 Fixed assets 53,634 Deferred assets 5,791 Total assets 374,096 Current liabilities (321,529) Fixed liabilities / Total liabilities (321,529)
4. Details of major assets decreased due to the transfer of the rights of the Bodysonic electronics brand. Current assets 500,000 Total assets 500,000	4. /
5. Significant non- cash transactions Conversion from convertible bond to shares: Increase of the capital stock 415,060 Increase of the legal capital surplus 402,939 Profit from the conversion of the convertible bond 22,000 Decrease of the convertible bond by conversion 840,000	5. Significant non- cash transactions Conversion from convertible bond to shares: Increase of the capital stock 105,000 Increase of the legal capital surplus 104,999 Profit from the conversion of the convertible bond / Decrease of the convertible bond by conversion 210,000

(4) Notes to the lease transactions

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Tools, furniture	3,600	1,965	1,634

Current fiscal year as of the 31st of March 2004

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,523	10,130	30,392
Total	40,523	10,130	30,392

Software	20,000	5,741	14,258
Total	95,684	17,201	78,483

(Note) The above mentioned amount of money does not contain the interest expenses.

(Note) The above mentioned amount of money does not contain the interest expenses.

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year	(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year
Within one year 21,962	Within one year 7,546
Over one year 67,510	Over one year 24,408
Total 89,472	Total 31,954
(3) Lease payment and value equivalent to the depreciation cost	(3) Lease payment and value equivalent to the depreciation cost
Lease payment 14,465	Lease payment 15,587
Value equivalent to depreciation cost 12,134	Value equivalent to depreciation cost 13,260
Value equivalent to the interest expense 2,331	Value equivalent to the interest expense 3,651
(4) Method of calculation of the value equivalent to the interest	(4) Method of calculation of the value equivalent to the interest
The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied.	The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied.
(5) Method for calculation of the value equivalent to the depreciation cost	(5) Method for calculation of the value equivalent to the depreciation cost
The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

(5) Notes to the tax benefit accounting

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
1. Main items of the account concerning deferred tax assets and deferred tax liabilities.	1. Main items of the account concerning deferred tax assets and deferred tax liabilities.
Deferred tax assets:	Deferred tax assets:
Amount exceeding the limit of the allowance for doubtful accounts recorded in the deductible expenses 585,685	Amount exceeding the limit of the allowance for doubtful accounts recorded in the deductible expenses 2,145,187
Valuation loss on inventories not recognized in the deductible expenses 94,388	Valuation loss on inventories not recognized in the deductible expenses 1,469,340
Over depreciation of film rights 214,591	Over depreciation of film rights 173,496
Valuation loss on investment securities not recognized in the deductible expenses 785,017	Valuation loss on investment securities not recognized in the deductible expenses 973,062
Unrealized loss on the revaluation land 35,239	Unrealized loss on the revaluation land /
Over depreciation of deferred asset 19,793	Over depreciation of deferred asset 10,699
Deficit brought forward 1,999,731	Deficit brought forward 3,307,090
Unrealized revaluation loss on other investment securities 2,604	Unrealized revaluation loss on other investment securities (8,122)

Others	9,801	Others	17,709
Deferred tax assets total	3,746,854	Deferred tax assets total	8,088,463
Valuation reserve	(3,746,854)	Valuation reserve	(8,088,463)
Total deferred tax assets	0	Total deferred tax assets	0

(Note) The total deferred tax assets are contained in the balance sheet under the following items:

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003		Current fiscal year as of the 31st of March 2004	
Current assets – deferred tax assets	/	Current assets – deferred tax assets	/
Fixed assets – defferes tax assets	/	Fixed assets – deferred tax assets	/
Current liabilities – deferred tax liabilities	/	Current liabilities – deferred tax liabilities	/
Fixed liabilities – deferred tax laibilities	/	Fixed liabilities – deferred tax laibilities	/

Segment Information

(1) Business segments

Last consolidated fiscal year (from the 1st of April 2002 until the 31st of March 2003)

(Unit in thousand JPY, figures less than that are disregarded)

	Electronic business	Entertainment and contents business	Mobile phones and internet business	Real estate business	Game attraction business	Others	Total	Elimination or all companies	Consolidated
1. Sales and operating profit									
(1) Sales to customers	379,821	3,093,002	4,733,111	151,749	288,585	504,943	9,151,213	/	9,151,213
(2) Internal sales or transfers between segments	/	12,600	/	5,592	/	3,316	21,508	(21,508)	/
Total	379,821	3,105,602	4,733,111	157,341	288,585	508,260	9,172,721	(21,508)	9,151,213
Operating expenses	489,631	5,409,987	4,748,248	327,386	295,447	579,228	11,849,930	(21,058)	11,828,422
Operating profit (loss)	(109,809)	(2,304,384)	(15,137)	(170,045)	(6,862)	(70,968)	(2,677,208)	/	(2,677,208)
2. Assets, depreciation and capital expenditure									
Assets	40,524	8,057,144	610,355	264,236	/	408,185	9,380,447	4,460,380	13,840,828
Depreciation	5,856	23,223	1,480	42,667	/	3,687	76,914	12,504	89,418
Capital expenditure	3,512	13,930	887	25,594	/	1,463	45,389	7,606	52,995

(Notes)

1. Business segments are classified considering the nature of business as follows:

Electronic business

Manufacturing and sales of electric instruments, mainly of Bodysonic products of bodily sound effects.

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

Mobile phones and internet business

Wholesales and retail sales of cellular phones, distribution of motion picture content programs through cellular phones and the internet.

Real estate business

Rental of real estate.

Game attraction business

Attraction equipment and facilities business and game software production and sales.

Other businesses

Insurance agent business and proxy payment business for road services et cetera.

2. The assets included in the column of "elimination or all companies" which amounted to 4,460,380 thousand JPY, these consist mainly of cash on hand and in banks of the parent company and assets pertaining to the administrative department.

Current consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(Unit in thousand JPY, figures less than that are disregarded)

	Entertainment and contents business	Mobile phones and internet business	Real estate business	Others	Total	Elimination or all companies	Consolidated
1. Sales and operating profit							
(1) Sales to customers	1,154,112	255,234	33,718	453,216	1,896,282	/	1,896,282
(2) Internal sales or transfers between segments	/	/	/	/	/	/	/
Total	1,154,112	255,234	33,718	453,216	1,896,282	/	1,896,282
Operating expenses	3,708,419	280,994	108,236	464,973	4,562,624	/	4,562,624
Operating loss	2,554,306	25,759	74,518	11,757	2,666,342	/	2,666,342
2. Assets, depreciation and capital expenditure							
Assets	2,215,462	/	27,119	17,028	2,259,610	2,820,532	5,080,143
Depreciation	7,204	/	3,823	907	11,934	18,222	30,157
Capital expenditure	24,898	/	13,212	3,136	41,247	62,977	104,224

(Notes)

1. Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

Mobile phones and internet business

Wholesales and retail sales of cellular phones, distribution of motion picture content programs through cellular phones and the internet.

Real estate business

Rental of real estate.

Other businesses

Insurance agent business and proxy payment business for road services et cetera.

2. The assets included in the column of "elimination or all companies" which amounted to 2,820,532 thousand JPY, these consist mainly of cash on hand and in banks of the parent company and assets pertaining to the administrative department.

3. During the fiscal year the company withdraw from the internet and mobile phone business and plans to establish a new

investment business in the next fiscal year.

(2) Geographical segments

During the last consolidated fiscal year (from the 1st of April 2002 until the 31st of March 2003) and the current consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004) the total amount of domestic sales and total assets exceed 90% or more of total sales of all segments that's why a geographical segment information is omitted here.

(3) Oversea sales

Last consolidated fiscal year (from the 1st of April 2002 until the 31st of March 2003)

(Unit in thousand JPY)

	Singapore	Others	Total
1. Oversea sales	1,071,177	410,976	1,482,153
2. Consolidated sales	/	/	9,151,213
3. Ratio of oversea sales to consolidated sales	11.7%	4.5%	16.2%

Current consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

(Unit in thousand JPY)

	United States	Asia	Great Britain	Total
1. Oversea sales	271,172	20,404	19,539	311,116
2. Consolidated sales	/	/	/	1,896,282
3. Ratio of oversea sales to consolidated sales	14.3%	1.1%	1.0%	16.4%

(Notes)

1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Concerning securities

Last fiscal year (as of the 31st of March 2003)

(1) Securities available for sale with fair value

(Unit in thousand JPY)

	Type	Acquisition cost	Book value	Difference
Securities whose book value does not exceed their acquisition cost	Shares	222,594	216,009	(6,585)
	Subtotal	222,594	216,009	(6,585)
Total		222,594	216,009	(6,585

(Note) A 751,257 thousand JPY depletion has been carried out on the securities available for sale with fair value when the market price of the securities was diminished by more than 50% of their original acquisition cost at the end of the fiscal year.

(2) Securities available for sale sold during the fiscal year

(Unit in thousand JPY)

Amount sold	Total sales profit	Total sales loss
1,963,515	2,188,284	256,186

(3) Securities with no market price

(Unit in thousand JPY)

	Book value	Remarks
Non listed securities (excluding over the counter shares)	340,714	

Current fiscal year (as of the 31st of March 2004)

(1) Securities available for sale with fair value

(Unit in thousand JPY)

	Type	Acquisition cost	Book value	Difference
Securities whose book value exceeds their acquisition cost	Shares	118,169	141,712	23,542
	Subtotal	118,169	141,712	23,542
Securities whose book value does not exceed their acquisition cost	Shares	36,900	33,900	(3,000)
	Subtotal	36,900	33,900	(3,000)
Total		155,069	175,612	20,542

(2) Securities available for sale sold during the fiscal year

(Unit in thousand JPY)

Amount sold	Total sales profit	Total sales loss
727,048	75,851	46,391

(3) Securities with no market price

(Unit in thousand JPY)

	Book value	Remarks
Non listed securities (excluding over the counter shares)	164,805	

Concerning derivative transactions

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)

1. Background of the derivative transactions

(1) Type of transactions

Derivative transactions used by the company are capped interest and interest swap transactions of interest option deals.

(2) Attitude of the transactions

Risk Hedging

(3) Purpose of the transactions

For the purpose of the balancing of interest rate of bank borrowings, the company deals with transactions of interest option (capped deal) and interest swap.

(4) Risk balance and risk control for the derivative transactions dealt with

Transactions of interest option (capped deal) and interest swap hold the risk of the interest rate fluctuation.

The risk of the no fulfillment of the transaction is expected to be of an extremely low level, because the counter parties of the transactions are diversified into high credit financial institutions. And all of these derivative transactions are carried out under the approval of Directors in charge and are supervised by the Accounting Director under the approval and settlement by the President.

2. Information about derivative transactions' market prices

Contracts for derivative transactions, market price and appraisal profit or loss.

Interest Related

(Unit in thousand JPY)

Trading method	Type of transaction	Last fiscal year (as of the 31st of March 2003)		
		Contract amount	Market price	Deemed profit or loss
Interest rate	Swap transaction	440,000	(6,248)	(6,248)
	Cap	900,000	1,859	(26,516)
Total		1,340,000	(4,389)	(32,762)

(Notes)

1. The amount of contract for capped interest transactions shows the estimated principal amount. The figures in brakes in the contract amount column, show option charges for capped interest transactions.
2. The market price is calculated in accordance with the theoretical price calculated by financial institutions for these transactions.
3. Derivative transactions applied to Hedging Accounting are excluded from above.

Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)

1. Background of the derivative transactions

(1) Type of transactions

Derivative transactions used by the company are capped interest and interest swap transactions of interest option deals.

(2) Attitude of the transactions

Risk Hedging

(3) Purpose of the transactions

For the purpose of the balancing of interest rate of bank borrowings, the company deals with transactions of interest option (capped deal) and interest swap.

(4) Risk balance and risk control for the derivative transactions dealt with

Transactions of interest option (capped deal) and interest swap hold the risk of the interest rate fluctuation.

The risk of the no fulfillment of the transaction is expected to be of an extremely low level, because the counter parties of the transactions are diversified into high credit financial institutions. And all of these derivative transactions are carried out under the approval of Directors in charge and are supervised by the Accounting Director under the approval and settlement by the President.

2. Information about derivative transactions' market prices

Contracts for derivative transactions, market price and appraisal profit or loss.

Interest Related

(Unit in thousand JPY)

Trading method	Type of transaction	Current fiscal year (as of the 31st of March 2004)		
		Contract amount	Market price	Deemed profit or loss
Interest rate	Swap transaction	380,000	(3,187)	(3,187)
	Cap	900,000	5,057	(23,317)
Total		1,280,000	1,870	(26,504)

(Notes)

1. The amount of contract for capped interest transactions shows the estimated principal amount. The figures in brakes in the contract amount column, show option charges for capped interest transactions.
2. The market price is calculated in accordance with the theoretical price calculated by financial institutions for these transactions.
3. Derivative transactions applied to Hedging Accounting are excluded from above.

Concerning the retirement allowance

1. Outline of the adapted retirement allowance system

The company adapted the lump-sum severance indemnities plan.

2. Details of the retirement allowance liabilities

(Unit in thousand JPY)

	Last fiscal year (as of the 31st of March 2003)	Current fiscal half year (as of the 31st of March 2004)
Retirement allowance liabilities	4,012	3,249
(1) Pension assets	/	/
(2) Retirement allowance provision	4,012	3,249

(Note) The Company and the domestic subsidiaries use the simple method for the counting of the retirement allowance liabilities.

3. Details of the retirement allowance expenditure

(Unit in thousand JPY)

	Last fiscal year (as of the 31st of March 2003)	Current fiscal half year (as of the 31st of March 2004)
Retirement allowance expenditure	1,913	5,996
(1) Service cost	1,913	5,996
(2) Extra cost for the change in the accounting standards for the calculation of retirement allowances	/	/

(Note) The Company and the domestic subsidiaries use the simple method for the accounting of the retirement allowance expenditures.

Transactions with related parties

Last consolidated fiscal year (from the 1st of April 2002 until the 31st of March 2003)

Transaction with a major shareholder (corporation) of N.D.F. Holdings Inc., which is one of the major shareholders of Omega Project Co., Ltd..

Company name	Location	Capital	Business content	Voting rights	Relationship		Description of the transaction		Amount of the transaction	Subject	Balance at the end of the year
					Combination of representatives	Actual relationship					
Good Machine Investments	Singapore	1,000,000 Singapore Dollar	Film rights business	Indirect 1.3%	None	Business transaction	Business transaction	Sales of film rights	1,070 million JPY	Receivable	500,400 thousand JPY

Current consolidated fiscal year (from the 1st of April 2003 until the 31st of March 2004)

Nothing relevant to report.

Per share information

Item	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)	Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)
Net assets per share	5.78 JPY	55.47 JPY
Net loss per share	52.91 JPY	75.10 JPY
	The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year.	The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year. From the current fiscal year on the accounting standard concerning to the net profit per share (financial accounting standard section 2), and the accounting standard guidebook concerning to the net profit per share (financial accounting guidebook section 4) are applied.

(Note) The following shows the basics for the calculation of the net loss per share.

Item	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)	Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)
Net loss (in thousands of JPY)	11,232,584	6,122,351
Amount not belonging to the common shares (thousands JPY)	/	/
Net loss belonging to the common shares (thousands JPY)	11,232,584	6,122,351
Total number of issued shares	212,312,684	81,518,668
Outline of the latency shares, having only a weak effect for the calculation of the net profit per share of latency share adjustment.	Second unsecured convertible bond.	Euro Yen convertible bond (30th of November 2004), second unsecured convertible bond, share right one kind and new share preemtive rights one kind (number of share options 2,445)

Important events subsequent to the balance sheet day

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)
1. At the 3rd of June 2003 the Board of Directors decided to withdraw from the **mobile phone and internet business**. Although the mobile phone and internet business represented a big component of the company's business the decision to withdraw at the 30th of June 2003 has been concluded due to the changes in the market for mobile phones and the considered begin of the reorganization and reconstruction of the company. **2. Matters concerned with the company's litigations and reconciliation plans.** At the 27th of August 2001 in the Tokyo Regional Court, by the plaintiff of Deutsche Securities Ltd. against the defendant of the company a 174 million JPY damage claim on the convertible bond lead manager fee was brought to case. In this litigation the Tokyo Regional Court presented a compromise to both plaintiff and defendant of 60 million JPY at the 12th of June 2003. However this compromise does not enough reflect the opinion and intention of the company. So following the 9th of July 2003 the company is in consultation with its legal adviser concerning the establishment of the original compromise insisting on the validity of its intention. **3. Matters concerned with a partial change of the conversion conditions of the convertible bond.** The changes of the conversion conditions have been put into power after the proposed measures for a partial change of the second unsecured convertible bond and the Euro Yen convertible bond expiring in November 2004 have been approved by the regular general meeting of shareholders at the 27th of June 2003. (1)Reason for these changes is the planned promotion of the capital improvement. (2) Contents of the change **(A)** Second unsecured convertible bond Date of issuance: the 27th of August 2001 Total amount of issuance: 1,500 million JPY As of the 10th of June 2003 the total amount of the salvage face value is 1,500 million JPY Interest rate: 1.00% per year Maturity date: the 29th of June 2005 Details of the changes of the conversion conditions Original condition: Conversion price as of the 10th of June 2003 is 102 JPY per share. Revised condition: Conversion price is amended to the three days' average share price of the	**1. Concerning to the second unsecured convertible bond** There have been two conversion of the second unsecured convertible bond issued by the company at the 27th of August 2001 (balance as of the end of September 2003 1,500 million JPY; maturity date: the 29th of June 2005) of at the 26th of March 2004 (200 million JPY), and one subsequent to the balance sheet day, which contents are showed in the following: Date of conversion: the 2nd of April 2004 Convertible bond: 1,300 million JPY Conversion price: 28 JPY Numbers of shares issued due to the conversion: 46,428,571 So as of the 31st of March 2004 the total number of issued shares of the company was 340,149,261, and is now after the conversion 386,577,832. **2. Concerning to the acquisition of a subsidiary company** At a meeting of the Board of Directors opening at the 7th of April 2004 the decision to make O&Z Project Co., Ltd. a subsidiary company of the company as of the 31st of May 2004 has been concluded, as the company wants to tackle same projects related with the film production business in collaboration with the O&Z Project, that holds for example the original screen rights of "Yatou". The following shows a short outline of the subsidiary company: 1. Trade name: O&Z Project Co., Ltd. 2. Date of establishment: the 19th of January 2004 3. Representative: Miyazaki Kyoichi 4. Capital stock: 10,000,000 JPY 5. Business contents: film related planning, production, management and sales of rights 6. Amount took over by transfer: 5,000,000 JPY 7. Number of voting rights hold by the company: 50% 8. Date of acquisition: the 31st of May 2004

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)
daily closing price of the company traded at JASDAQ from the 25th of June 2003 until the 27th of June 2003, but figures less than one JPY are disregarded. **(B)** Euro Yen convertible bond with maturity date in November 2004 Date of issuance: the 16th of January 2001 Total amount of issuance: 2,000,000,000 JPY As of the 10th of June 2003 the total amount of the salvage face value is 10,000,000 JPY Interest rate: 0.00% per year Maturity Date: the 30th of November 2004 Details of the changes of the conversion condition Original condition: Conversion price as of the 10th of June 2003 is 100 JPY per share. Revised condition: Conversion price is amended to the three days' average share price of the daily closing price of the company traded at JASDAQ from the 25th of June 2003 until the 27th of June 2003, but figures less than one JPY are disregarded.	

Fiscal year ended March the 31st 2004

Brief Report Concerning Account Closing (Non- Consolidated) **the 25th of May 2004**

Company Name: **Omega Project Co., Ltd.** Registered Issue
Code No. 6819 Residential Prefecture of Headquarters: Tokyo
(URL http://www.omega.co.jp)
Address of Headquarters: Omega Project Co., Ltd.
Pastorale Jingumae Part 2
2-26-6 Jingumae
Shibuya Ku
150-0001 Tokyo, Japan
Representative: Representative Director and Chairman, Yokohama Toyoyuki
Contact Person: Chief of President`s Office, Kamiya Koji Tel.: +81-3-5474-8811

Date of fiscal year Board Meeting, the 25th of May 2004
Date of the Annual General Meeting of Shareholders, the 29th of June 2004
Existence of an Interim Dividend System: Existing
Existence of a Share Unit System: Existing (One Unit is 1,000 Shares)

Non- consolidated Results of the Fiscal Year ended at the 31st of March 2004 (from the 1st of April 2003 until the 31st of March 2004)

(1) Business Results

(Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million JPY	%	million JPY	%	million JPY	%
March 2004	1,759	(76.6)	(2,683)	/	(2,844)	/
March 2003	7,501	(44.8)	(2,741)	/	(3,236)	/

	Net Income		Net Income per Share		Fully Diluted Net Income per Share		Capital Stock- Net Income Ratio	Gross Capital- Ordinary Profit Ratio	Sales- Ordinary Profit Ratio
	Million JPY	%	Yen	Sen	Yen	Sen	%	%	%
March 2004	(11,232)	/	(52	90)	/	/	(222.5)	(30.6)	(161.7)
March 2003	(5,982)	/	(73	39)	/	/	(65.2)	(18.8)	(43.1)

(Notes)

1. Average of Outstanding Shares: March 2004 212,312,684 shares; March 2003 81,518,668 shares
2. Change of Accounting Method: None

(2) Dividend Situation

	Dividend per Share		Interim		Term End		Total Amount of Dividends (Annual)	Dividend Inclination	Ratio of Dividends to Shareholders` equity
	Yen	Sen	Yen	Sen	Yen	Sen	million JPY	%	%
March 2004	0	00	0	00	0	00	/	/	/
March 2003	0	00	0	00	0	00	/	/	/

(3) Status of Finances

	Total Assets	Shareholders` Equity	Ratio of Shareholders` Equity	Shareholders` Equity per Share	
	million JPY	million JPY	%	Yen	Sen
March 2004	5,080	1,967	38.7	5	78
March 2003	13,484	8,127	60.3	55	47

(Note)

1. Number of Outstanding Shares at the end of the term: March 2004 340,120,715 shares; March 2003 146,522,630 shares;
2. Number of Treasury Stock: March 2004 28,546 shares; March 2003 27,311 shares,

Forecast of the Results for the Fiscal year ending at the 31st of March 2005 (from the 1st of April 2004 until the 31st of March 2005)

	Sales	Ordinary Profit	Net Income	Annual Dividend per Share			
				Term End			
	In million JPY	In million JPY	In million JPY	Yen	Sen	Yen	Sen
Interim	700	(625)	(625)	/	/	/	/
Per year	1,500	(1,050)	(1,050)				

(Reference)

Projected Net Income per Share (per year): (3JPY 09Sen)

The above recorded Forecasts of the Business Results are based on the Information possible to obtain at present, nevertheless it contains some Uncertainties, so that the true Business Results may differ from the ones recorded above.

1. Financial Statement

(1) Balance Sheet

Term / Account title	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
(Assets)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
1. Current assets					
Cash on hand and in banks	371,002		304,812		(66,190)
Accounts receivable trade	2,853,955		816,315		(2,037,640)
Inventories	1,723,906		123,015		(1,600,890)
Advance payments	3,713,086		1,152,534		(2,560,552)
Accounts due	1,742,502		526,915		(1,215,586)
Others	716,560		273,712		(442,847)
Allowance for doubtful accounts	(191,524)		(51,058)		140,465
Total current assets	10,929,491	81.0	3,146,248	61.9	(7,783,242)
2. Fixed assets					
Tangible fixed assets					
Buildings	246,200		3,652		(242,547)
Tools, furniture and fixtures	2,573		1,276		(1,297)
Land	614,900		/		(614,900)
Construction in process	/		100,000		100,000
Total tangible fixed assets	863,674	6.4	104,929	2.1	(758,745)
Intangible fixed assets	7,026	0.1	152,525	3.0	145,498
Investments and other assets					
Investment securities	556,723		340,417		(216,305)
Shares of affiliates	30,000		/		(30,000)
Sundry investments	/		328,500		328,500
Long term loans receivable	642,259		2,204,874		1,562,615
Long term operation receivable	1,136,575		2,576,965		1,440,390
Bankruptcy reorganization credit	125,840		994		(124,846)
Others	484,073		62,310		(421,762)
Allowance for doubtful accounts	(1,359,170)		(3,837,622)		(2,478,452)
Total investments and other assets	1,616,302	12.0	1,676,440	33.0	60,138
Total fixed assets	2,487,003	18.5	1,933,894	38.1	(553,108)
3. Deferred assets					
Bond issue expenses	68,230		/		(68,230)
Bond discount expenses	250		/		(250)
Total deferred assets	68,480	0.5	/	/	(68,480)

Total assets	13,484,974	100.0	5,080,143	100.0	(8,404,831)

Term / Account title	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
(Liabilities)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
1. Current liabilities					
Notes payable trade	527,300		50,000		(477,300)
Accounts payable trade	704,571		170,558		(534,012)
Short- term loans repayable	473,952		373,644		(100,308)
Current portion of long term debts	221,400		108,000		(113,400)
Accounts payable	520,385		196,540		(323,845)
Share options	73,350		/		(73,350)
Accrued taxes on income	5,321		4,945		(375)
Litigation loss reserve	/		150,000		150,000
Others	144,735		221,978		77,242
Total current liabilities	2,671,016	19.8	1,275,667	25.1	(1,395,348)
2. Fixed Liabilities					
Convertible bond	1,510,000		1,300,000		(210,000)
Long- term loans repayable	1,030,600		413,900		(616,700)
Long term accounts payable	114,102		87,435		(26,667)
Estimated retirement allowance	4,012		3,249		(763)
Director's retirement allowance	12,918		16,282		3,363
Obligations under capital leases	14,537		16,454		1,917
Total fixed liabilities	2,686,170	19.9	1,837,320	36.2	(848,849)
Total liabilities	5,357,186	39.7	3,112,988	61.3	(2,244,197)
(Shareholders` equity)					
1. Capital stock	11,484,973	87.9	14,421,973	283.9	2,573,000
2. Capital surplus					
Legal capital surplus	3,899,860		2,471,549		(1,428,310)
Total capital surplus	3,899,860	28.9	2,471,549	48.6	(1,428,310)
3. Earned surplus					
Earned legal reserve	19,000		19,000		/
Undisposed profit at the end of the term	(7,537,523)		(14,959,070)		(7,421,547)
Total earned surplus	(7,518,523)	(55.7)	(14,940,070)	(294.1)	(7,421,547)
4. Unrealized loss on the revaluation of land	(89,124)	(0.7)	/	/	89,124
5.Unrealized revaluation loss on other investment securities	(6,585)	(0.0)	20,542	0.4	27,128
6. Treasury stock	(6,812)	(0.1)	(6,841)	(0.1)	(29)
Total shareholders` equity	8,127,788	60.3	1,967,154	38.7	(6,160,633)
Total liabilities and shareholders` equity	13,484,974	100.0	5,080,143	100.0	(8,404,831)

(2) Income statement

Term / Account title	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
1. Sales	7,501,653	100.0	1,759,107	100.0	(5,742,545)
2. Cost of sales	6,798,453	90.6	3,496,209	198.7	(3,302,243)
Gross profit (loss) on sales	703,199	9.4	(1,737,102)	(98.7)	2,440,302
3. Selling and general administrative expenses	3,444,706	45.9	946,531	53.8	(2,498,174)
Operating income (loss)	(2,741,506)	(36.5)	(2,683,633)	(152.5)	57,872
4. Non operating income	41,416	0.6	198,474	11.3	157,058
Interest income	5,463		19,267		13,803
Unamortized premium on bond	22,000		/		(22,000)
Fees from insurance business	/		100,000		100,000
Others	13,952		79,207		65,254
5. Non operating expenses	536,473	7.2	359,604	20.5	(176,868)
Interest expense	86,384		45,031		(41,352)
Amortization of bond issue cost	100,255		68,230		(32,025)
Amortization of bond premium	11,250		250		(11,000)
New share issuance expense amortization	46,553		23,613		(22,939)
Others	292,029		222,479		(69,550)
Ordinary income	(3,236,563)	(43.1)	(2,844,763)	(161.7)	391,799
6. Extraordinary profits	2,534,094	33.8	158,766	9.0	(2,375,327)
Gain on sale of investment securities	1,848,677		75,851		(1,772,825)
Gain on sale of fixed assets	180,918		17,693		(163,225)
Gain on sales of shop running right	500,000		/		(500,000)
Others	4,498		65,221		60,723
7. Extraordinary losses	4,027,816	53.7	8,534,200	485.1	4,506,384
Loss on sale of investment securities	246,627		29,265		(217,361)
Loss from devaluation of investment securities	848,174		475,580		(372,594)
Loss from devaluation of inventories	/		3,477,369		3,477,369
Provision for doubtful accounts	879,794		3,944,113		3,064,319
Loss on disposal of fixed assets	352,651		/		(352,651)
Loss on disposal of sale credits	1,515,000		/		(1,515,000)
Others	185,568		607,871		422,303
Income (loss) before income tax	(4,730,284)	(63.0)	(11,220,196)	(637.8)	(6,489,911)
Corporation, resident and business taxes	1,620	0.0	12,085	0.7	10,465
Corporation tax deferred	1,250,507	16.7	/	/	(1,250,507)

Net income	(5,982,412)	(79.7)	(11,232,282)	(638.5)	(5,249,879)
Undisposed accumulated profit at the beginning of the term	958,751		(3,637,662)		(4,596,414)
Disposition of unrealized loss on the revaluation of land	(2,485,062)		(89,124)		2,395,938

Term / Account title	Last fiscal year, as of the 31st of March 2003		Current fiscal year, as of the 31st of March 2004		Increase (decrease)
	Amount	Ratio	Amount	Ratio	Amount
	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY
Disposition of unrealized loss on treasury stock	(28,800)		/		28,800
Undisposed accumulated profit at the end of the term	(7,537,523)		(14,959,070)		(7,421,547)

(3) Disposition of the deficit

Term / Account title	Last fiscal year, as of the 31st of March 2003	Current fiscal year, as of the 31st of March 2004
	Amount (Thousands of JPY)	Amount (Thousands of JPY)
1. Undisposed accumulated profit at the end of the term	7,537,523	14,959,070
2. Disposition of the deficit		
2.1 Disposition with the legal capital surplus	3,899,860	2,471,549
2.2 Disposition with the earned legal reserve		19,000
3. Retained deficit brought forward to the next period	3,637,662	12,468,520

(4) Doubts on the premise of going concern

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)
The company accounted a net loss which amounted to 6,122 million JPY and its negative earned surplus amounted to 7,537 million JPY due to the resolution to withdraw from the film rights trade business this February. As a result of the foregoing, there are serious doubts on the premise of going concern. The company developed a three- year plan in order to improve its surrounding conditions. As for the future business, the company tries to operate investment business and fund management as well as film and contents business with the production of motion pictures and concert promotion business. As a result, despite the expected net loss of 2,100 million JPY for the end of March 2004 due to the amortization of the withdrawal from the film rights business, the company forecasts pretax profits of 500 million JYP for the end of March 2005 and 800 million JPY for the end of March 2006. As for bank loans payable, these have been reduced to 1,725 million JPY at the end of March 2003, while they amounted to 6,709 million JPY at the end of March 2002. This reduction has been managed by sales of	In February 2003 the company decided to withdraw from the film rights trade business and the former long and middle term investment model, in June 2003 the company decided to withdraw from the mobile phone and internet business, in October the company cleared its film rights away, and in March 2004 the company decided to withdraw from the business regeneration investment business. Concerning the whole businesses of the company a reconstruction is planned, with a focus on the domestic entertainment business and the formation and management of content funds. As an result of the before mentioned business withdrawals a net loss exceeding the company's first expectations of 11,200 million JPY added up, and the earned surplus of the company amounted to a minus of 14,900 million JPY. As a result of the above mentioned situation there are serious doubts on the premise of going concern. To improve this situation the company reconsidered its organization drastically and decided to withdraw its shares and to establish a perfect parent company (Omega Project Holdings Co., Ltd.) in March 2004, after this schedule has been interrupted due to various reasons, the aim is now to establish this parent

owned properties and equity financing. As the consolidated financial statement has been prepared under the premise of going concern it does not reflect the above mentioned doubts.	company in November 2004. To propel the raise of the mobility of its businesses and the efficiency of its management after the establishment of the parent company, the company established two new main pillars of business, the entertainment business (with

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)
.	domestic film productions, and music contents) and the investment business (with the formation and management of contents funds) to be able to raise the multiplier effects and the value added, and even more to give the company's financial affairs a stable base again, in order to regain strength. Due to the continuous depreciations due to the film business the fiscal year ending in March 2005 should be last one in the red figures, from the fiscal year ending in March 2006 on the company wants to reach the black figures again, as it is the company's aim to reach the resumption of dividends. The convertible bond of the first fiscal half year (end balance at the 30th of September 2003 1,500 million JPY) conflicted with an additional debt restriction clause as of the end of March 2004 but as, at the 26th of March 2004 the conversion of the bond to shares of 200 million JPY and 1,300 million JPY at the 2nd of April 2004 has gone forward the risks concerned with the repayment of this bond are partially dissolved. The bank borrowings of the company amount to 900 million JPY, decreased by 800 million JPY from the last fiscal year. As the consolidated financial statement has been prepared under the premise of going concern it does not reflect the above mentioned doubts

(5) Basics concerning the preparation methods of the financial statement

1. Standards and methods for the valuation of major assets

(1) Inventories

For goods, products, raw materials and supplies, the moving average method is applied.

For works in process, land for sale, film distribution rights, the identified original cost method is applied.

Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years` digits method.

(2) Securities

Shares of subsidiary companies and affiliates: Moving average method.

Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal term. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost)

Securities with no market price: The moving average method is applied.

(3) Derivatives

Fair value based on market prices.

2 Methods for depreciation of depreciable assets

(1) Tangible fixed assets: Declining balance method (for buildings acquired after the 1st of April 1998 the straight-line method is applied)

(2) Intangible fixed assets: Straight- line method

Software used by the company is valued in accordance with the straight- line method based on the actual period of possible use within the company (from 3 to 5 years).

3. Methods of for the handling of deferred assets

(1) Cost of issuing corporate bonds

The cost of issuing corporate bonds is depreciated over the longest term (3 years) as provided for by the Commercial Code of Japan using the average price during each fiscal year.

(2) Unamortized premium on bonds

Unamortized premiums on bonds are depreciated over the maturity term using the straight-line method. The undepreciated balance of premium arising from the issuance of shares due to the interim conversion of corporate bonds is depreciated as a lump sum and added to the depreciated premium on the issuance of corporate bonds as non-operating expense. The premium on par value and the issue price on conversion of corporate bonds is added to operating income as profit on the conversion of corporate bonds.

(3) Expenses of issuing new shares

The total amount of costs is expensed at the time of investment.

4 Accounting standards for significant reserves

(5) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectable of doubtful accounts.

(6) Accrued pension cost

For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.

(7) Reserve for directors` retirement allowances

Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities.

(8) Reserve for loss from litigation

To prepare for the reserve for loss from litigation the expected loss is added up.

5. Accounting methods for lease transactions

Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.

6. Important method for financial hedge accounting

Swap on Interest: Special treatment based on Financial Products Accounting is adapted.

7. Other significant items in preparation of the financial statement

7.1 Consumption tax

The consumption tax is excluded from the figures.

7.2 Accounting standard for treasury stock and disposition of legal capital surplus

From the 1st of April 2002 the financial accounting standard paragraph 1 concerning to the treasury stock and the disposition of the legal capital surplus has to be applied. The company applied it from the last fiscal year, but this change had no influence on the company's income.

7.3 Per share information

From the 1st of April 2002 the financial accounting standard paragraph 2 and the accounting standard application guidebook paragraph concerning to the to the net profit per share have to be applied. The company applied it from the last fiscal year with the consequence that per share information are recorded in the notes.

(6) Changes in Accounting Titles and Classification

Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)

Balance Sheet

From the current fiscal year on the "sundry investments", formerly declared under the "others" in the "current assets", are declared in an own position under the "current assets". For reference the amount of "sundry investments" under the "others" in the "current assets" for the last fiscal year was 328,500 thousand JPY.

(7) Notes

(1) Notes to the balance sheet

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
1. Accumulated depreciation of tangible fixed assets 45,183	**1. Accumulated depreciation of tangible fixed assets** 4,383
2. Assets applied as collateral	**2. Assets applied as collateral**
Time deposit 50,000	Investment securities 36,355
Building 83,566	Total 36,355
Land 614,900	Liabilities of above applied assets
Total 748,466	Short- term borrowings 334,000
Liabilities of above applied assets	Total 334,000
(Long term borrowings scheduled within one year) 96,000	
Long- term borrowings 523,200	
Total 619,200	
3. In order to raise the money of the running cost efficiently the company has a contract of **overdraft transactions** with one bank. The net allowable balance of overdraft as of the fiscal term end based on this contract is:	3. /
Total limited overdraft amount 354,000	
Current amount of overdraft 354,000	
Net allowable balance of overdraft /	
4. Contingent liability	**4. Contingent liability**
The company guarantees the bank borrowing of the company below	The company guarantees the bank borrowing of the company below

mentioned. S.J. Omega Inc. 300,000 Sweet Basil Inc. 250,000 Total 550,000	mentioned. Sweet Basil Inc. 193,500 Isshou Co. Ltd 4,688 Zak Corporation Co., Ltd. 42,248 Total 240,436 Below mentioned are the installment prices for the financial affair guarantees.

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
Regarding the claim of the damages. 1. On August the 27th 2001, in the Tokyo Regional Court, by the plaintiff of Deutsche Securities Ltd. against the defendant of the company the damage claim of JPY 174 million concerning to a convertible bond lead manager fee has been brought to case, and the issue is on trial. 2. On May the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the company the unpaid claim of million JPY concerning to TV program rights trading has been brought to case, and the issue is on trial. 3. On December the 25th 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei Company against the defendant of the company the damage claim of 22 million JPY concerning to a publishing contract has been brought to case, and the issue is on trail. 4. On January the 28th 2003, in the New York Regional Court, by the plaintiffs of Key International Inc. and Multi Net International Inc. against the defendants of Amy Entertainment Inc, Tokinori Maruya, Junko Motoyama and the company the unpaid claim of 2.165 million US$ concerning to a unpayment damage and the punishment compensation required has been brought to case, and the issue is on trail. 5. On February the 28th 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd against the defendant of the company the unpaid claim of 193 million JPY concerning to a distribution reward payment has been brought to case, and the issue is on trail. Concerning the above mentioned cases (1.- 5.) the company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials. **5. Endorsed amount of bills receivable** 3,311 thousand JPY **6. Total number of shares authorized to be issued** 189,000,000 common shares **Issued shares** 146,549,941 common shares	Isshou Co., Ltd. 14,185 Total 14,185 Regarding the claim of the damages. 1. On May the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the company the unpaid claim of 59 million JPY concerning to TV program rights trading has been brought to case, and the issue is on trial. 2. On December the 25th 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei Company against the defendant of the company the damage claim of 22 million JPY concerning to a publishing contract has been brought to case, and the issue is on trail. 3. On February the 28th 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd against the defendant of the company the unpaid claim of 193 million JPY concerning to a distribution reward payment has been brought to case, and the issue is on trail. Concerning the above mentioned cases (1.- 3.) the company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials. The case brought in the Tokyo Regional Court at the 27th of August 2001 by the plaintiff of Deutsche Securities Ltd against the defendant of the company concerning the damage claim referring to the convertible bond lead manager fee has been concluded at the 18th of August 2003, ending with a reconciliation payment of 40 million JPY. The case brought in the New York Regional Court at January the 28th 2003, by the plaintiffs of Key International Inc. and Multi Net International Inc. against the defendants of Amy Entertainment Inc, Tokinori Maruya, Junko Motoyama and the company due to an unpaid claim of 2.165 million US$ concerning to an unpayment damage and the relating compensation required has been concluded at the 31st of March 2004 with a reconciliation payment of 27,500 US$. **5. Endorsed amount of bills receivable** / **6. Total number of shares authorized to be issued**

7. Treasury stock 27,311 common shares	1,000,000,000 common shares
8. Revaluation of land	**Issued shares** 340,149,261common shares
According to Article 34 of the Commercial Code, effective from the 31st of March 1998, and the part of Article 19 of the Commercial Code concerning to the revaluation of land, effective from the 31st of March 2001, the company revaluated its land of business use. The tax amount on the revaluation is accounted as "revaluation deferred tax asset" under the assets in the balance	**7. Treasury stock** 28,546common shares 8. /

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
sheet and the amount deducted the "revaluation deferred assets" is accounted as "revaluation differential" under the shareholders' equity in the balance sheet. Revaluation method According to the revaluation law ordinance of land by the article 2-5 on the article 119 of the government ordinance, effective from the 31st of March 1998, the revaluation is based on the appraisal by land appraiser. Date of revaluation the 31st of March 2003 Booking price after revaluation /	

Last fiscal year as of the 31st of March 2003

9. Increase of the number of issued stocks

(Unit in JPY)

Form of issuance	Number of shares issued	Issue price	Amount added to capital stock
Conversion of Euro JPY convertible bond (maturity 2004)	2,200,000 shares	167 (after change 100)	99,000,000
Conversion of Euro JPY convertible bond (maturity 2006)	2,156,861 shares	106 (after change 102)	110,000,000
Capital increase due to third party allotment	6,772,000 shares	64	216,704,000
Capital increase due to third party allotment	9,200,000 shares	66	303,600,000
Exercise of the 1. share option certificates	40,550,000 shares	36	811,000,000
Exercise of Euro JPY share option bond (maturity 2008)	12,121,212 shares	39	206,060

10. Disposition of the deficit as approved at the annual general meeting of shareholders opening at the 29th of June 2000 is as following:

Legal capital surplus 1,415,257,000 JPY

11. Limitation of dividends

Due to the net assets maintenance articles of the second unsecured convertible bond (issued at the 27th of August 2001) there are the following dividend limitations. If the shareholders' equity section of the company's accounting term is less than 8,000 million JPY, there are no dividends for the outstanding issues of the company's bond.

Current fiscal year as of the 31st of March 2004

9. Increase of the number of issued stocks

(Unit in JPY)

Form of issuance	Number of shares issued	Issue price	Amount added to capital stock
Conversion of Euro JPY convertible bond (maturity 2004)	384,615 shares	26	5,000,000
Exercise of the 2. share option certificates	11,764,705 shares	17	100,000,000
Exercise of the 1. share option certificates	24,450,000 shares	39	489,000,000
Exercise of the 2. share option certificates	80,000,000 shares	36	1,440,000,000
Capital increase due to third party allotment	77,000,000 shares	13	539,000,000

10. Disposition of deficit as approved at the annual general meeting of shareholders opening at the 27th of June 2003 is as following:

Legal capital surplus 3,899,860,000 JPY

11. Limitation of dividends

Same as last term.

12. Capital deficit: 7,544,335,000 JPY	12. Capital deficit: 14,965,911,000 JPY

(2) Notes to the income statement

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003		Current fiscal year as of the 31st of March 2004	
1. Main particulars of the selling (75%) and general and administrative (25%) expenses are:		1. Main particulars of the selling (47%) and general and administrative (53%) expenses are:	
Sales fee	2,126,038	Commission paid	276,711
Provision for doubtful accounts	46,196	Sales fee	114,143
Net periodical pension cost	1,538	Taxes and public dues	66,974
Provision for directors retirement allowance	2,875	Salary	66,963
Depreciation expenses	87,503	Insurance bills	64,950
Commission paid	384,931	Publicity expenses	54,519
		Provision for directors retirement allowance	3,363
		Net periodical pension cost	2,192
2. Total amount of development expenses		2. Total amount of development expenses	
The selling and general expenses and the manufacturing expenses contain development expenses of	2,238	/	

(3) Notes to the lease transactions

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Tools, furniture	3,600	1,965	1,634
Buildings	72,084	9,494	62,590
Software	20,000	5,741	14,258
Total	95,684	17,201	78,483

(Note) The above mentioned amount of money does not contain the interest expenses.

2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	21,962
Over one year	67,510
Total	89,472

(3) Lease payment and value equivalent to the depreciation cost

lease payment	14,465
Value equivalent to depreciation cost	12,134

Current fiscal year as of the 31st of March 2004

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,523	10,130	30,392
Total	40,523	10,130	30,392

(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	7,546
Over one year	24,408
Total	31,954

(3) Lease payment and value equivalent to the depreciation cost

lease payment	15,587
Value equivalent to depreciation cost	13,260

Value equivalent to the interest expense 2,331	Value equivalent to the interest expense 3,651

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003	Current fiscal year as of the 31st of March 2004
(4) Method of calculation of the value equivalent to the interest The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied. (5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	(4) Method of calculation of the value equivalent to the interest The value equivalent to the sum of the interests is the difference of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied. (5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

(4) Notes to the tax benefit accounting

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003		Current fiscal year as of the 31st of March 2004	
1. Main items of the account concerning deferred tax assets and deferred tax liabilities.		1. Main items of the account concerning deferred tax assets and deferred tax liabilities.	
Deferred tax assets:		Deferred tax assets:	
Amount exceeding the limit of the allowance for doubtful accounts recorded in the deductible expenses	585,685	Amount exceeding the limit of the allowance for doubtful accounts recorded in the deductible expenses	2,145,187
Valuation loss on inventories not recognized in the deductible expenses	94,388	Valuation loss on inventories not recognized in the deductible expenses	1,469,340
Over depreciation of film rights	214,591	Over depreciation of film rights	173,496
Valuation loss on investment securities not recognized in the deductible expenses	785,017	Valuation loss on investment securities not recognized in the deductible expenses	973,062
Unrealized loss on the revaluation land	35,239	Unrealized loss on the revaluation land	/
Over depreciation of deferred asset	19,793	Over depreciation of deferred asset	10,699
Deficit brought forward	1,999,731	Deficit brought forward	3,307,090
Unrealized revaluation loss on other investment securities	2,604	Unrealized revaluation loss on other investment securities	(8,122)
Others	9,801	Others	17,709
Deferred tax assets total	3,746,854	Deferred tax assets total	8,088,463
Valuation reserve	(3,746,854)	Valuation reserve	(8,088,463)
Total deferred tax assets	0	Total deferred tax assets	0

(Note) The total deferred tax assets are contained in the balance sheet under the following items:

(Unit in thousand JPY)

Last fiscal year as of the 31st of March 2003		Current fiscal year as of the 31st of March 2004	
Current assets – deferred tax assets	/	Current assets – deferred tax assets	/
Fixed assets – defferes tax assets	/	Fixed assets – defferes tax assets	/
Current liabilities – deferred tax liabilities	/	Current liabilities – deferred tax liabilities	/
Fixed liabilities – deferred tax laibilities	/	Fixed liabilities – deferred tax laibilities	/

Concerning securities

The investment securities of the company (except shares of subsidiary and affiliate companies with market price) as of the last fiscal year (from the 1st of April 2002 until the 31st of March 2003) and the current fiscal year (from the 1st of April 2003 until the 31st of March 2004) are recorded in the consolidated report.

Concerning shares of subsidiary and affiliate companies with market price, the company held none as of the last fiscal year (from the 1st of April 2002 until the 31st of March 2003) and the current fiscal year (from the 1st of April 2003 until the 31st of March 2004).

Per share information

Item	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)	Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)
Net assets per share	5.78 JPY	55.47 JPY
Net loss per share	52.90 JPY	73.39 JPY
	The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year.	The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year. From the current fiscal year on the accounting standard concerning to the net profit per share (financial accounting standard section 2), and the accounting standard guidebook concerning to the net profit per share (financial accounting guidebook section 4) are applied.

(Note) The following shows the basics for the calculation of the net loss per share.

Item	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)	Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)
Net loss (in thousands of JPY)	11,232,282	5,982,412
Amount not belonging to the common shares (thousands JPY)	/	/
Net loss belonging to the common shares (thousands JPY)	11,232,282	5,982,412
Total number of issued shares	212,312,684	81,518,668
Outline of the latency shares, having only a weak effect for the calculation of the net profit per share of latency share adjustment.	Second unsecured convertible bond.	Euro Yen convertible bond (30th of November 2004), second unsecured convertible bond, shares right one kind and new shares preemtive rights one kind (number of shares options 2,445)

Important events subsequent to the balance sheet day

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)
1. At the 3rd of June 2003 the Board of Directors decided to withdraw from the **mobile phone and internet business.** Although the mobile phone and internet business represented a big component of the company's business the decision to withdraw at the 30th of June 2003 has been concluded due to the changes in the market for mobile phones and the considered begin of the reorganization and reconstruction of the company. **2. Matters concerned with the company's litigations and reconciliation plans.** At the 27th of August 2001 in the Tokyo Regional Court, by the plaintiff of Deutsche Securities Ltd. against the defendant of the company a 174 million JPY damage claim on the convertible bond lead manager fee was brought to case. In this litigation the Tokyo Regional Court presented a compromise to both plaintiff and defendant of 60 million JPY at the 12th of June 2003. However this compromise does not enough reflect the opinion and intention of the company. So following the 9th of July 2003 the company is in consultation with its legal adviser concerning the establishment of the original compromise insisting on the validity of its intention. **3. Matters concerned with a partial change of the conversion conditions of the convertible bond.** The changes of the conversion conditions have been put into power after the proposed measures for a partial change of the second unsecured convertible bond and the Euro Yen convertible bond expiring in November 2004 have been approved by the regular general meeting of shareholders at the 27th of June 2003. (1)Reason for these changes is the planned promotion of the capital improvement (2) Contents of the change (A) Second unsecured convertible bond Date of issuance: the 27th of August 2001 Total amount of issuance: 1,500 million JPY As of the 10th of June 2003 the total amount of the salvage face value is 1,500 million JPY Interest rate: 1.00% per year Maturity date: the 29th of June 2005 <u>Details of the changes of the conversion conditions</u> Original condition: Conversion price as of the 10th of June 2003 is 102 JPY per share. Revised condition: Conversion price is amended to the three days' average share price of the	**1. Concerning to the second unsecured convertible bond** There have been two conversion of the second unsecured convertible bond issued by the company at the 27th of August 2001 (balance as of the end of September 2003 1,500 million JPY; maturity date: the 29th of June 2005) of at the 26th of March 2004 (200 million JPY), and one subsequent to the balance sheet day, which contents are showed in the following: Date of conversion: the 2nd of April 2004 Convertible bond: 1,300 million JPY Conversion price: 28 JPY Numbers of shares issued due to the conversion: 46,428,571 So as of the 31st of March 2004 the total number of issued shares of the company was 340,149,261, and is now after the conversion 386,577,832. **2. Concerning to the acquisition of a subsidiary company** At a meeting of the Board of Directors opening at the 7th of April 2004 the decision to make O&Z Project Co., Ltd. a subsidiary company of the company as of the 31st of May 2004 has been concluded, as the company wants to tackle same projects related with the film production business in collaboration with the O&Z Project, that holds for example the original screenrights of "Yatou". The following shows a short outline of the subsidiary company: 1. Trade name: O&Z Project Co., Ltd. 2. Date of establishment: the 19th of January 2004 3. Representative: Miyazaki Kyoichi 4. Capital stock: 10,000,000 JPY 5. Business contents: film related planning, production, management and sales of rights 6. Amount took over by transfer: 5,000,000 JPY 7. Number of voting rights hold by the company: 50% 8. Date of acquisition: the 31st of May 2004

Last fiscal year (from the 1st of April 2002 until the 31st of March 2003)	Current fiscal year (from the 1st of April 2003 until the 31st of March 2004)
closing price of the company traded at JASDAQ from the 25th of June 2003 until the 27th of June 2003, but figures less than one JPY are disregarded. **(B)** Euro Yen convertible bond with maturity date in November 2004 Date of issuance: the 16th of January 2001 Total amount of issuance: 2,000,000,000 JPY As of the 10th of June 2003 the total amount of the salvage face value is 10,000,000 JPY Interest rate: 0.00% per year Maturity Date: the 30th of November 2004 Details of the changes of the conversion condition Original condition: Conversion price as of the 10th of June 2003 is 100 JPY per share. Revised condition: Conversion price is amended to the three days' average share price of the closing price of the company traded at JASDAQ from the 25th of June 2003 until the 27th of June 2003, but figures less than one JPY are disregarded.	

(8) Change of Officials (planned as for the annual general meeting of shareholders opening at the 29th of June 2004)

(a) Candidates for new appointments as Representative Director

Nothing relevant to report.

(b) Candidates for new appointments as Directors

Director Suzuki Kouji (at present Executive Official of the company)

External Director Matsuzawa Akiko (at present Representative Director of JTI Co., Ltd.)

External Director Yamada Yoshiki (at present Representative Director of Nihon Shoukou Co., Ltd.)

(c) Candidates for new appointments as Corporate Auditors

Corporate Auditor Min Ki Kim (at present Director of the company)

(d) Planned resignation of Directors

External Director Min Ki Kim

(e) Planned retirement of Corporate Auditors

Corporate Auditor Kawata Hiroya

(f) Planned promotion of Directors

Nothing relevant to report.

(g) Change of official title

Nothing relevant to report.


Omega
Project Co.,Ltd.

Pastorale Jingumae Part 2, 2-26-6 Jingumae, Shibuya Ku, 150-0001 Tokyo, Japan

(Translation)

The 14th of June 2004

To Shareholders

Omega Project Co., Ltd.
Pastorale Jingumae Part 2, Jingumae 2-26-6, Shibuya-ku, Tokyo
Mr. Kyouichi Miyazaki
Representative Director and President

Notice of Convocation of the Annual General Meeting of Shareholders for the 29th Fiscal Year

Dear Shareholders,

As the Annual General Shareholders Meeting of the Company for the 29th Fiscal Year will be convened as follows, we kindly ask for your attendance.

In the case it will not be possible for you to attend the Annual General Shareholders Meeting of the Company, we request you, even though it will be bothersome, to study the attached reference materials and indicate your approval or disapproval on the voting ballot form enclosed herewith and after affixing your seal thereto please return it by mail.

To Wit:

1. Date and Time: the 29th of June2004 (Tuesday) at 10:00 am.

2. Location: Shibuya 4-4-25, Shibuya-ku, Tokyo
   Ivy Hall Aogaku Kaikan, 4th Floor
   Kurinon Room

3. Agenda of the Meeting:

Matters to be reported:

Report on the Balance Sheet, the Profit & Loss Statement and the Business Report for the 29th Fiscal Year (from the 1st of April 2003 until the 31st of March 2004).

Matters to be resolved:

First: Approval of the proposed Disposition of the Retained Loss for the 29th fiscal year (from the 1st of April 2003 until the 31st of March 2004).
Second: Amendment in part of the Articles of Incorporation.
Third: Election of five (5) Directors.
Fourth: Election of one (1) Statutory Auditor.
Fifth: Amendment in part of the Plan of the Share Removal and the Establishment of a perfect Parent Company.

End

If you are attending the meeting, please submit the enclosed voting exercise form to the reception desk.

Business Report

29th Fiscal Year (from the 1st of April 2003 until the 31st of March 2004)

I. Outline of the Businesses

1. Status of the Progress, Results and Disposition of the Businesses and Important Business Matters to be Dealt With

(1) Status of the Progress, Results and Disposition of the Businesses

Even though a gentle recovery could be seen, the economic fundamentals of Japan, set along with the background of confusions on domestic & overseas economical conditions, have continued severe conditions due to factors such as the negative environment of employment and consumption.

Under this situation, to be able to react to the sudden changes of the entertainment business world, the Company considers its business reconstruction as an important point and propels it with the film and contents business and the investment business with its two new main pillars of business. During the current fiscal year the company continuously withdraw from the non- profitable businesses and compressed the interest bearing liabilities in order to strengthen its financial structure.

As the sales of the mobile phone and Internet business only show very small rates of growth and due to the fact that an operating loss added up as for the last fiscal year, the Company decided to withdraw from the mobile phone and Internet business in June 2003.

In February 2003 the Company decided the to withdraw from the film rights trading business, due to the sudden changes of the relevant market. Due to the clear away of the still hold film rights during the current fiscal year a special loss added up.

Further considering the risks of domestic film productions, which normally take middle and long terms, the Company accounted a valuation loss from domestic film production expenses in order to decrease these risks.

Under all these circumstances and under an entertainment business world with a high- risk high- return philosophy the Company considered all its risks and a plan for the recovery of the corporate profits to give the Company a stable basis is in the early stages now.

Concerning the investment business the Company carried the formation of contents funds as well as the enterprise regeneration business out. But as the collection of funds for the enterprise regeneration business grow late and the risks were even considered to grow, the Company decided to withdraw from this business in March 2004 in order to avoid a further enlargement of the deficit.

Concerning the financial situation, the compression of the bank borrowings has been continuously be propelled from the last term. Aiming at the maintenance and improvement of the financial situation and a supply of the business fund and the working capital for the business reconstruction the Company enforced the acquisition of own funds with new stock options issued to N.D.F Holdings Inc. and CINEVISION in August 2003 and a capital increase in March 2004 due to a third party allotment to Global Dynamic Trading Limited. The end balance of interest bearing liabilities which has been 3,200 million JPY as of the end of March 2003 has been decreased to 2,200 million JPY as of the end of March 2004 (containing, after a conversion of the convertible bond at the 2nd of April 2004, an end balance of 900 million JPY as of the 2nd of April 2004 of this convertible bond).

Concerning the management of the group a share removal and the establishment of a perfect parent company have been approved at an Extraordinary Meeting of Shareholders opening at the 16th of January 2004, and the plan to adopt this holding form is propelled now. With future acquisitions of subsidiary companies and the management of the whole group the Company wants to win synergy effects and raise the value of the Company. This new corporate form is necessary to be able to react fast on the fast changing entertainment business world with its various kinds of products and channels, and to form a creative group with high competitiveness. With all this the Company wants to raise its business contents as well as its corporate profits.

As a result of the foregoing, the sales for the current fiscal year amounted to 1,759 million JPY (decreased by 76.6% from the last fiscal year) while the operating loss amounted to 2,683 million JPY and the ordinary loss amounted to 2,844 million JPY. And as there added up a special loss containing a loss from the valuation of inventories of 3,477 million JPY, a valuation loss of investment securities of 475 million JPY and a loss from the provision for the reserve for doubtful accounts of 3,944 million JPY, the net loss amounted to 11,220 million JPY finally.

The following table sets forth the status of sales by business categories:

Business category (Fiscal year)		Current fiscal year (04/01/03-3/31/04) Amount	Ratio	Last fiscal year (04/01/02-03/31/-3) Amount	Ratio	Increase / decrease in comparison to the last fiscal year
		Million JPY	%	Million JPY	%	%
Entertainment and contents business	Income from sales of entertainment and contents rights	141	8.0	753	10.0	81.3 (decrease)
	Income from contracts for production of entertainment and contents	1,012	57.6	1,370	18.3	26.1 (decrease)
	Subtotal	1,154	65.6	2,123	28.3	45.7 (decrease)
Mobile phone and internet business		255	14.5	4,733	63.1	94.6 (decrease)
Electronic Business		/	/	379	5.1	100.0 (decrease)
Others	Real estate business	33	1.9	157	2.1	79.0 (decrease
	Others	316	18.0	107	1.4	195.3 (increase)
	Subtotal	349	19.9	265	3.5	31.7 (increase)
Total		1,759	100.0	7,501	100.0	76.5 (decrease

(Note) Amounts of less than one million JPY have been rounded downward and disregarded.

Explanation of the Individual Businesses for the above Business Categories

<Entertainment and Contents Business>

The Film, Video, DVD and TV rights trading business has been an important component of the Company's entertainment business, but as the Company withdraw partially from this business in February 2003, and as the sale of the hold rights has been propelled during the current term, the new center of the entertainment and contents business became the domestic film production. As a result of the foregoing the annual sales of Entertainment & Contents business amounted to 1,154 million JPY (decreased by 45.7% from the previous fiscal year).

<Mobile Phones and Internet Business>

As for the Mobile Phones and Internet business, the wholesale distribution of mobile phones in association with Yuasa Newcom Co., Ltd., Kanematsu Communications Co., Ltd., Idocom Co., Ltd. and Alfa Group Co., Ltd., has been carried out, but as the mobile phone market is under very sluggish conditions now, and due to the loss that added up for the previous fiscal year, the Company decided to withdraw from this business in June 2003. As a result of the before mentioned the annual sales of the Mobile Phone & Internet business amounted to 255 million JPY (decreased by 94.6% from the previous fiscal year).

<Other Businesses>

As for the Real Estate Business the Company had an income of 33 million JPY (decreased by 79.0% from the previous fiscal year) from rentals etc. of real estate owned by the Company.

The sales from wholesales of transportation vehicles carried out in cooperation with Kyouwa Transportation Service Limited and Keika Express Co., Ltd. amounted to 255 million JPY. However the Company withdraws from this business in March 2004. Further the other sales including the Road Service Agency Business amounted to 50 million JPY (decreased by 32.6% from the previous fiscal year).

(2) Important Business Matters to be Dealt With

The most major issue of the Company for the future is to decrease the carried forward loss of 14,900 million JPY and the construction of a business group, which is in the early stages now, with the necessary strength and mobility to compete in the fast changing entertainment business world, to be able to realize the restoration of dividends for the shareholders again.

As for the concrete steps, the following steps are considered to be tackled in 2004:

1. Recognition of the risks connected with the film production business and development of a new plan for an effective reduction of these risks.
2. Reconstruction of the Company with a new organization with a share removal and the establishment of a perfect parent company to build a management for the whole group and to raise the enterprise value.
3. Decrease of the bank borrowings, mainly interest bearing liabilities, and formation of business funds (mainly for film productions) working as contents funds.

Concrete circumstances:

1. To evade the risks connected with the film production business the company grasps on the domestic market and withdraw from new purchases of oversea film rights and still more from March 2004, as the planning and production takes comparatively long terms which come along with a middle and long term fund burden for the term of production connected with various risks, the Company wants to identify these risks and take constructive measures to decrease them. From now on the Company concentrates on Japan, Korea, China and other Asian countries and thinks about how to reduce the risks due to the specialty of the entertainment business world of high- risk high- return.
2. The share removal and the establishment of a perfect parent company have been approved at an Extraordinary Meeting of Shareholders opening at the 16th of January 2004, and currently the agenda is coordinated with the parties involved asking all for the highest possible urgency. With the share removal and the establishment of the perfect parent company the Company wants to form an organization that is able to face the rapid changes of the entertainment business world with a creative group that respects the origins of each business.
3. Until now the Company's film production was based on bank borrowings, these made middle and long term investments necessary, which build a real interest burden for the Company under the current economical situation. Considering the risks connected with that model the Company now shifts to a film production on an own fund base. The amount of the interest bearing liabilities containing the convertible bonds as of the end of March 2003 has been 3,200 million JPY and is about 2,200 million JPY as of the end of March 2004. (For reference: When the conversion of the convertible bonds contained in the amount mentioned above is completed the interest bearing liabilities will be 900 million JPY)

2. Status of Investments in Facilities

Regarding own building properties the sale and transfer of the building (building and land) located in Sakuragaoka- Cho, Shibuya,Tokyo has been completed at the 12th of September 2003.

Regarding important investments in facilities, there has been a 100 million JPY investment in a new building located in Shibuya, Tokyo.

3. Status of Financing

On the 19th of August 2003 the Company issued share option rights as third party allotment with the following conditions:

(1) Total number of share options issued:	8,000 units (80,000,000 shares)
(2)Total issue price of the share options:	240,000,000 JPY
(3) Issue price:	30,000 JPY per unit
(4) Execution price:	33 JPY per share
(5) Issue price per share by exercising the share option rights:	36 JPY per share
(6)Amount added to the capital stock:	18 JPY per share
(7) Period of demand execution:	from the 19th of August 2003 until the 18th of August 2004
(8)Parties receiving the allotment:	N.D.F. Holdings Inc. 45,000,000 shares Cinevison GmbH 35,000,000 shares

On the 27th of March 2004 the Company implemented a capital increase through third party allotment of shares as follows:

(1) Number of shares issued:	77,000,000 common shares
(2) Total amount of issuance:	1,001,000,000 JPY
(3) Total amount added to the capital stock :	539,000,000 JPY
(4) Party receiving the allotment:	Global Dynamic Trading Limited 77,000,000 shares

4. Table of Changes in the Business Results and Assets

Item \ Fiscal year	The 26th term (04/01/00-03/31/01)	The 27th term (04/01/01-03/31/02)	The 28th term (04/01/02-03/31/03)	The 29th term (04/01/03-03/31/04)
Sales (in million JPY)	10,892	13,578	7,501	1,759
Ordinary profit (loss) (in million JPY)	816	586	(3,236)	(2,844)
Net profit (loss) (in million JPY)	886	280	(5,982)	(11,232)
Net profit (loss) per share (in JPY)	16.67	4.11	(73.39)	(52.90)
Gross assets (in million JPY)	20,124	20,911	13,484	5,080
Net assets (in million JPY)	11,931	10,236	8,127	1,967
Net assets per share (in JPY)	189.30	139.23	55.47	5.78

(Notes)

1. The above amounts (except the net profit (loss) per share and the net assets per share) are rounded downward discarding amounts of less than one million JPY.
2. Profit or loss per share for the fiscal year is calculated based on the average number of issued and outstanding shares during the fiscal year. Net assets per share are calculated based on the total number of shares issued and outstanding as of the end of the fiscal year.

II. Outline of Company (as of the 31st of March 2004)

1. Nature of Primary Business

The Company engages in the entertainment and contents business focusing on the planning and production of and the investment in film contents, as well as in the investment business focusing and the planning, formation and management of contents funds for film productions, to develop its position in the entertainment business world focusing on Japan and Asia.

2. Status of Shares

(1) Total number of authorized shares: 1,000,000,000 shares

(2) Total number of issued and outstanding shares: 340,149,261 shares

(3) Shares issued during the current fiscal year:

	Number of issued shares	Amount added to the capital stock
Exercise of share options (Note 1)	24,450,000 JPY	489,000,000 JPY
Conversion of convertible bond and exercise of share options (Note 2)	384,615 JPY	5,000,000 JPY
Exercise of share options (Note 3)	80,000,000 JPY	1,440,000,000 JPY
Conversion of convertible bond (Note 4)	11,764,705 JPY	100,000,000 JPY
Increase due to third party allotment (Note 5)	77,000,000 JPY	539,000,000 JPY
Total	193,599,320 JPY	2,573,000,000 JPY

(Notes)

1. Increase of 24,500,000 shares due to third party exercise of share options (issued at the 19th of March 2003).
2. Increase of 384,615 shares due to conversion of Euro- JPY convertible bond (issued at the 16th of January 2001; due date, the 30th of November 2004).
3. Increase of 80,000,000 shares due to third party exercise of share options (issued at the 19th of August 2003).
4. Increase of 11,764,705 shares due to conversion of the second unsecured convertible bond (issued at the 27th of August 2001).
5. Increase of 77,000,000 shares as of the 27th of March 2004 due third party allotment.

(4) Number of Shareholders 16,071

(5) Major Shareholders

Name of shareholder	Status of investment in the company		Status of investment in major shareholder of the company	
	Number of shares owned (in thousand shares)	Ratio of shareholding to total issued shares (in%)	Number of shares owned (in thousand shares)	Ratio of shareholding to total issued shares (in%)
Global Trading Dynamic Limited	69,510	20.53	/	/
N.D.F. Holdings Inc.	11,801	3.48	/	/
Orix Securities Co., Ltd.	6,617	1.95	/	/
Profit Capital Co., Ltd.	5,000	1.47	/	/
Moritani Yoshiko	4,567	1.34	/	/
Mat Association Co., Ltd.	2,533	0.74	/	/
Arakawa Futoshi	2,093	0.61	/	/
SG Corporation Co., Ltd.	2,000	0.59	/	/
Takii Nobuo	1,686	0.49	/	/
Matsuoka Toshiyuki	1,514	0.44	/	/

3. Major Lenders

Lenders	Balance of debt at the end of the term (in million JPY)	Shareholding by lenders	
		Number of shares (in thousand shares)	Percentage (in %)
UFJ Bank Co., Ltd.	380	/	/
Mizuho Bank Co., Ltd.	334	/	/
Tokyo Mitsubishi Bank Co., Ltd.	110	/	/

4. Principal Place of Business

Company Headquarters (Shibuya-ku, Tokyo)

5. Status of Business Combinations

(1) Status of Major Subsidiaries

Nothing relevant to report.

(2) Development of Business Combinations

Due to the decision to remove the shares and establish a perfect parent company, the Company decided to sell all shares hold from the subsidiary company Aoyama Research Inc. at the 28th of October 2003. With this sales the Company has neither any subsidiary companies nor any affiliates under the equity method.

(3) Results of Combinations

As for the first consolidated fiscal half year (from the 1st of April 2003 until the 30th of September 2003) the company had one consolidated subsidiary with Aoyama Research Inc., as for the second fiscal half year (from the 1st of October 2003 until the 31st of March 2004) the company had no subsidiary. The consolidated sales for this fiscal year amounted to 1,896 million JPY and the consolidated net loss amounted to 11,232 million JPY.

6. Treasury stock

(1) Acquisition of Treasury stock

Number of shares: 1,235 common shares

Total acquisition price: 29,000 JPY

(2) Disposition of Treasury stock

Number of shares: / common shares

Total amount of disposition: / JPY

(3) Number of shares held as Treasury stock at the end of this fiscal year

Number of shares: 28,546 common shares

7. Status of Employees

Sex	Number of employees	Comparison to the previous term (increase / decrease)	Average age	Average service years
Male	10	10 (decrease)	27.6 years	3.3 years
Female	3	7 (decrease)	24.7 years	1.3 years
Total	13	17 (decrease	26.9 years	2.8 years

(Note) Main reason for the decrease is the business withdrawals of the Company.

8. Directors and Corporate Auditors

Title	Name	Duties or main profession
Representative Director and Chairman	Yokohama Toyoyuki	Representative Director and President of Union Holdings Co., Ltd.
Representative Director and President	Miyazaki Kyouichi (*)	Representative Director of Zak Corporation Co., Ltd.
Director	Min Ki Kim	
Director	Aoshima Masaaki	Representative Director of Trinity Japan Co., Ltd.
Director	Kondo Yoshiaki (*)	
Full- time Auditor	Kawata Hiroya	
Auditor	Hongo Yoshihiro	Executive Head of the Tsuji・Hongo Tax Accounting Corporation
Auditor	Yoshihide Furubiki	Representative Director of Lack Co., Ltd.

(Notes)

1. Directors denoted with an asterisk (*) mark have been newly elected at the Annual General Shareholders Meeting for the 28th fiscal year opening at the 27th of June 2003.
2. Min Ki Kim, Aoshima Masaaki and Kondo Yoshiaki are "external directors" as provided for in Article 188-2-7-2 of the Commercial Code of Japan.
3. Kawata Hiroya, Yoshihiro Hongo and Yoshihide Furubiki are "external auditors" as provided for in Article 18-1 of the Law concerning Special Regulations under the Commercial Code of Japan in respect of Auditors etc. of corporations.
4. Changes of duties and main professions of the Company's directors of the current fiscal year:
   At the 25th of June 2003 Director Miyazaki Kyouichi appointed as Auditor of Union Holdings Co., Ltd. (former name: Union Optical Co., Ltd.). Further Director Min Ki Kim appointed as Director of the Korean company Starmax at the 17th of March 2004.
5. Concerning changes of Directors subsequent to the close of the fiscal year there is nothing relevant to report.

9. Important events subsequent to the close of the fiscal year

(1) Concerning to the second unsecured convertible bond

There have been two conversion of the second unsecured convertible bond issued by the Company at the 27th of August 2001 (balance as of the end of September 2003 1,500 million JPY; maturity date: the 29th of June 2005). One at the 26th of March 2004 (200 million JPY), and one subsequent to the close of the fiscal year, the contents of this conversion are showed in the following:

Date of conversion: the 2nd of April 2004
Convertible bond: 1,300 million JPY
Conversion price: 28 JPY
Numbers of shares issued due to the conversion: 46,428,571 shares

So as of the 31st of March 2004 the total number of issued shares of the Company was 340,149,261shares and is now, after the conversion, 386,577,832 shares.

(2) At a Meeting of the Board of Directors opening at the 7th of April 2004 the decision to acquire O&Z Project Co., Ltd. as subsidiary company of the Company as of the 31st of May 2004 has been concluded, as the Company wants to tackle same projects related with the film production business in collaboration with the O&Z Project that holds for example the original screen rights of "Yatou".

Balance Sheet (as of the 31st of March 2004)

(Unit in thousand JPY)

Assets		Liabilities	
Account title	Amount	Account title	Amount
Current assets	**3,146,248**	**Current liabilities**	**1,275,667**
Cash on hand and in banks	304,812	Notes payable trade	50,000
Accounts receivable trade	816,315	Accounts payable trade	170,558
Film distribution rights	123,015	Short- term loans repayable	373,644
Accounts due	526,915	Current portion of long term depts.	108,000
Advance Payments	1,152,534	Accounts payable	196,540
Short- term loans receivable	67,888	Accrued taxes on income	4,945
Consumption tax refund receivable	54,469	Litigation loss reserve	150,000
Other current assets	151,355	Other current liabilities	221,978
Allowance for doubtful accounts	(51,058)	**Fixed liabilities**	**1,837,320**
Fixed assets	**1,933,894**	Convertible bond	1,300,000
Tangible fixed assets	**104,929**	Long- term loans repayable	413,900
Buildings	3,652	Long term accounts payable	87,435
Tools, furniture and fixtures	1,276	Estimated retirement allowance	3,249
Construction in process	100,000	Director's retirement allowance	16,282
Intangible fixed assets	**152,525**	Obligations under capital leases	16,454
Telephone rights	1,950	**Total liabilities**	**3,112,988**
Software	150,575	Shareholders' equity	
Investments and other assets	**1,676,440**	**Capital stock**	**14,421,973**
Investment securities	340,417	**Capital surplus**	**2,471,549**
Long term loans receivable	2,204,874	Legal capital surplus	2,471,549
Long term operation receivable	2,577,959	**Earned surplus**	**(14,940,070)**
Sundry investments	328,500	Earned legal reserve	19,000
Others	62,310	Undisposed profit at the end of the term	14,959,070
Allowance for doubtful accounts	(3,837,622)	**Unrealized revaluation loss on shares**	**20,542**
		Unrealized revaluation loss on other invest. securities	20,542
		Treasury stock	**(6,841)**
		Total shareholder's equity	**1,967,154**
Total assets	**5,080,143**	**Total liabilities and shareholders' equity**	**5,080,143**

(Note) Amounts of less than one thousand JPY have been rounded downward and disregarded.

Income Statement (from the 1st of April 2003 until the 31st of March 2004)

Account title	Amount (in thousand JPY)	
((Ordinary profit and loss))		
(Operating profit and loss)		
Operating income		
Sales		1,759,107
Operating expense		
Cost of sales	3,496,209	
Selling and general administrative expenses	946,531	4,442,740
(Non- operating profit and loss)		
Non operating revenues		
Interest income	19,267	
Fees from insurance business	100,000	
Others	79,207	198,474
Non operating expenses		
Interest expense	45,031	
Amortization of bond premium	250	
Amortization of bond issue cost	68,230	
New stock issuance expense amortization	23,613	
Others	222,479	359,604
Ordinary loss		2,844,763
(Extraordinary profit and loss)		
Extraordinary profits		
Gain on sale of fixed assets	17,693	
Gain on sale of investment securities	75,851	
Others	65,221	158,766
Extraordinary losses		
Loss from devaluation of inventories	3,477,369	
Loss from retirement of fixed assets	2,152	
Loss on sale of investment securities	29,265	
Loss from devaluation of investment securities	475,580	
Provision for doubtful accounts	3,944,113	
Others	605,719	8,534,200
Loss before income tax		11,220,196
Corporation, resident and business taxes		12,085
Net loss		11,232,282
Undisposed accumulated profit at the beginning of the term		3,637,662
Disposition of unrealized loss on the revaluation land		(89,124)
Undisposed accumulated profit at the end of the term		14,959,070

(Note) Amounts of less than one thousand JPY have been rounded downward and disregarded.

Statement about the going concern of the Company

In February 2003 the Company decided to withdraw from the film rights trade business and the former long and middle term investment model. In June 2003 the Company decided to withdraw from the mobile phone and internet business. In October 2003 the Company cleared its oversea film rights away, and in March 2004 the Company decided to withdraw from the business regeneration investment business. Concerning the all businesses of the Company a reconstruction is planned with focus on the domestic entertainment business and the formation and management of content funds. As an influence of the before mentioned business withdrawals a net loss exceeding the Company's first expectations of 11,200 million JPY added up, and the earned surplus of the Company amounted to a minus of 14,900 million JPY.
As a result of the above-mentioned situation there are serious doubts on the premise of going concern.
To improve this situation the Company reconsidered its organization drastically and decided to withdraw its shares and to establish a perfect parent company (Omega Project Holdings Co., Ltd.) in March 2004, after this schedule has been interrupted due to various reasons, the aim is now to establish this parent company in November 2004.
To propel the raise of the mobility of its businesses and the efficiency of its management after the establishment of the parent company, the Company established two new main pillars of business, the entertainment business (with domestic film productions, and music contents) and the investment business (with the formation and management of contents funds) to be able to raise the multiplier effects and the value added, and even more to give the Company's financial affairs a stable base again, in order to regain the Company's strength. Due to the continuous depreciations due to the film business the fiscal year ending in March 2005 should be last one in the red figures, from the fiscal year ending in March 2006 on the Company wants to reach the black figures again, as it is the Company's aim to reach the resumption of dividends.
The convertible bond of the first fiscal half year (end balance at the 30th of September 2003 1,500 million JPY) conflicted with an additional debt restriction clause as of the end of March 2004, but as at the 26th of March 2004 the conversion of the bond to shares of 200 million JPY and a second conversion of 1,300 million JPY at the 2nd of April 2004 has gone forward the risks concerned with the repayment of this bond are partially dissolved. The bank borrowings of the Company amount to 900 million JPY, decreased by 800 million JPY from the last fiscal year.
As the financial statement has been prepared under the premise of going concern it does not reflect the above-mentioned doubts.

Significant Accounting Policies

1. Standards and methods for the valuation of major assets

(1) Inventories

For goods, products, raw materials and supplies, the moving average method is applied.
For works in process, land for sale and film distribution rights, the identified original cost method is applied.
Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years` digits method.

(2) Securities

Stocks of subsidiary companies and affiliates: The moving average method is applied.
Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal term. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost)
Securities with no market price: The moving average method is applied

(3) Derivatives

Fair value based on market prices.

2. Methods for the depreciation of depreciable assets

(1) Tangible fixed assets: Declining balance method (for buildings acquired after the 1st of April 1998 the straight-line method is applied)

(2) Intangible fixed assets: Straight- line method

Software used by the Company is valued in accordance with the straight- line method based on the actual period of possible use within the Company (from 3 to 5 years).

3. Methods of for the handling of deferred assets

(1) Cost of issuing corporate bonds

The cost of issuing corporate bonds is depreciated over the longest term (3 years) as provided for by the Commercial Code of Japan using the average price during each fiscal year.

(1) Unamortized premium on bonds

Unamortized premiums on bonds are depreciated over the maturity term using the straight-line method. The undepreciated balance of premium arising from the issuance of shares due to the interim conversion of corporate bonds is depreciated as a lump sum and added to the depreciated premium on the issuance of corporate bonds as non-operating expense. The premium on par value and the issue price on conversion of corporate bonds is added to the operating income as profit on the conversion of corporate bonds.

(3) Expenses of issuing new shares

The total amount of costs is expensed at the time of investment.

4. Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

(2) Accrued pension cost

For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.

(3) Reserve for directors` retirement allowances

Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities. The director's retirement allowance is reserved as provided by Article 43 of the Regulations of the Commercial Code of Japan.

(4) Reserve for loss from litigation

To prepare for the reserve for loss from litigation the expected loss is added up.

5. Accounting methods for lease transactions

Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.

6. Important method for financial hedge accounting

Swap on Interest: Special treatment based on Financial Products Accounting is adapted.

7. Consumption tax

The consumption tax is excluded from the figures.

Notes to the balance sheet

1. Accumulated depreciation of tangible fixed assets: 4,383,000 JPY
2. The fixed assets contain leased OA apparatuses.
3. Assets applied as collateral, investment securities: 36,355,000 JPY
4. Balance of guaranteed liabilities: 254,621,000 JPY
5. Regarding the claim of the damages.
   (1) On May the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the Company the unpaid claim of 59 million JPY concerning to TV program rights trading has been brought to case, and the issue is on trial.
   (2) On December the 25th 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei Company against the defendant of the Company the damage claim of 22 million JPY concerning to a publishing contract has been brought to case, and the issue is on trail.
   (3) On February the 28th 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd against the defendant of the Company the unpaid claim of 193 million JPY concerning to a distribution reward payment has been brought to case, and the issue is on trail.

Concerning the above mentioned cases (1.- 3.) the Company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials.

6. Capital deficit, calculated according to the Article 92 of the Commercial Code of Japan: 14,965,911,000 JPY
7. Concerning to the limitation of dividends as provided for in Article 124-3 of the Commercial Code of Japan, the increase of net assets due to the current revaluation of assets is: 20,542,000 JPY

Notes to the Statement of Income

1. Total of transactions with subsidiaries: None
2. Net loss per share: 52 JPY 90 Sen

Proposed Disposition of the Accumulated Deficit

Outline	Amount
Undisposed accumulated deficit at the end of the term	14,959,070,094 JPY
Proposed disposition:	
Disposition with the legal capital surplus	2,471,549,985 JPY
Disposition with the earned legal surplus	19,000,000 JPY
Accumulated deficit to be carried forward	12,468,520,109 JPY

Certified Copy of the Report of the Independent Auditors

Auditors Report, the 28th of May 2004

To the Board Directors of Omega Project Co., Ltd.

Kokusai Daiichi Audit Corporation

Takamasa Sasaki, (Seal) Representative Partner,
Certified Public Accountant,
Masaru Mohri, (Seal) Representative Partner,
Certified Public Accountant
Takashi Sekimoto, (Seal) Representative Partner,
Certified Public Accountant

In accordance with Article 2 of the "Law for Special Measures under the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations", we have examined the Balance Sheet, the Statement of Income, the Business Report (the accounting figures only include therein), the Proposed Disposition of the Accumulated Deficit and the Related Supplementary Schedules (the accounting figures only included therein) of Omega Project Co., Ltd. for the fiscal year from the 1st of April 2003 until the 31st of March 2004 (the 29th Fiscal Year of the company). The accounting matters contained in the Business Report and the Supplementary Schedules, which are subject to our examination, were those based on the accounting books and records.

Our examination was made in accordance with generally accepted auditing standards and includes such auditing procedures as normally required. The auditing procedures also contained the procedures, which are required for the examination concerning the subsidiaries.

As a result of our examination, our opinion is as follows:

(1) The Balance Sheet and the Statement of Income fairly present the financial position and the results of operations of the Company in accordance with the applicable regulations and the Articles of Incorporation.

(2) The Business Report (the accounting figures only include therein) fairly presents the Company's affairs in accordance with the applicable law and the Articles of Incorporation.

(3) The Proposed Disposition of the Accumulated Deficit is presented in accordance with the applicable regulations and the Articles of Incorporation.

(4) There are no particular observations to be made regarding the Supplementary Schedules (the accounting figures only included therein) in accordance with the provisions of the Commercial Code.

(Note to Add)

As mentioned in the statement about the going concern of the Company a net loss of 11,220 Million JPY added up for the current fiscal year due to the reorganization of the company and various business withdrawals, and further the accumulated deficit of the Company amounted to 14,900 million JPY.

Reflected by these conditions the Company is regarded to be in the severe going concern conditions.

Regarding these present severe conditions of the Company, the Company is to improve these conditions along with a Corporate Business Plan mentioned in the Statement about the going concern.

For the Balance Sheet & Income Statement basis, the accounting treatment is based on the continuous existence of the Company, so is does not reflect the concerns about the existence of the Company reflected by the aforesaid negative conditions.

There are no special relationships as stipulated in the Certified Public Accountants Law between the Company and ourselves.

Certified Copy of Report of the Board of Corporate Auditors

Auditors Report

Mr. Kyouichi Miyazaki
President and Representative Director of Omega Project Co., Ltd.

We have received a report from each Corporate Auditor concerning the methods of audit and the results of the audit concerning the performance of the duties of the Directors concerning the 29th Fiscal Year (the 1st of April 2003 until the 31st of March 2004) and after due consideration we have prepared an Auditors Report and hereby report as follows.

1. Outline of the Audit Methods

In accordance with policies and division of responsibility designated by the Society and in addition to attending meetings of the Board of Directors and other important meetings, each corporate auditor listened to business reports from Directors and so forth, examined important financial documents, investigated the condition of business and assets at the head office and other main places of business and demanded such reports concerning the business of subsidiaries as were deemed necessary. Moreover, we received reports and explanatory comments from the Independent Auditors and conducted additional investigation of the financial documents and related reports.

With respect to the business activities of Directors in competition with the Company, transactions of mutual interest between Directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, in addition to the above said audit methods, reports from Directors and so forth were demanded as necessary and thorough investigations of the circumstances of each said transaction were conducted.

2. Results of the Audit

(1) The audit methods and results of the Kokusai Daiichi Audit Corporation are appropriate.

(2) The Business Report fairly presents the Company's affairs in accordance with the applicable law and the Articles of Incorporation.

(3) With respect to the Disposition of the Accumulated Deficit, after examining the assets and other circumstances of the Company, there were no matters which would have to be reported.

(4) The Supplementary Schedules accurately reflected all required matters and there were no matters which would have to be reported.

(5) With respect to the performance of the duties of the Directors, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation.

With respect to the business activities of Directors in competition with the Company, transactions of mutual interest between Directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation in connection with the performance of the duties of the Directors.

The 31st of May 2004

Omega Project Co., Ltd. Corporate Auditors
Full-time Corporate Auditor: Hiroya Kawada (Seal)
Corporate Auditor: Yoshihiro Hongo (Seal)
Corporate Auditor: Yoshihide Furubiki (Seal)

(Note) Corporate Auditors Yoshihiro Hongo and Yoshihide Furuki are "outside auditors" in accordance with Article 18.1 of The Law for Special Measures under the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations.

Information Pertaining to the Exercise of Voting Rights

1. Number of voting rights held by the shareholders: 338,540 units

2. Voting Agenda and Related Issues

Item No. 1: Approval of Proposed Disposition of Loss for the 29th Fiscal Year

The full details concerning this item can be found on page 13 of this document. According to Article 289-1 of the Commercial Code of Japan, the proposed disposition of the accumulated deficit is the following: disposition with the legal capital surplus of 2,471,549,985 JPY, and disposition with the earned legal surplus of 19,000,000 JPY. The accumulated deficit to be carried forward will be 12,468,520,109 JPY.

Item No. 2: Amendment in part of the Articles of Incorporation

(1) Reason for the change is a necessary amendment of the expression method.

(2) The details of the proposed change are stated below.

Sections of the current Articles of Incorporation that are unchanged are omitted. The parts, which have been amended have been marked by underlining them.

[Current Articles of Incorporation]	[Revised Articles of Incorporation]
Chapter Three (3) General Meetings of Shareholders *Article 12. Convening Person and Chairman*	*Chapter Three (3) General Meetings of Shareholders* *Article 12. Convening Person and Chairman*
The General Meeting of Shareholders shall be convened by the President and Director, who shall act as chairman thereat; provided however, that when the President and Director is unable to act as such, one of the other Directors selected in accordance with the order or priority previously determined by the Board of Directors shall take his/her place.	The General Meeting of Shareholders shall be convened by the Chairman and Director or by the President and Director, who shall act as chairman thereat; provided however, that when the Chairman and Director or the President and Director is unable to act as such, one of the other Directors selected in accordance with the order or priority previously determined by the Board of Directors shall take his/her place.

Item No. 3: Election of five (5) Directors

The terms of office of the Directors Toyoyuki Yokohama and Masaaki Aoshima will expire upon the completion of today's General Meeting of Shareholders. Director Min Ki Kim retires as Director upon the completion of today's General Meeting of Shareholders.

In consequence of which, it will be necessary for you to newly appoint five (5) directors.

After the new appointment of five (5) Directors, the Board of Directors of the Company consists of in the total seven (7) directors to strengthen the Board and to achieve more steady and mobile performances.

The candidates for the position of Directors are as set forth below:

Candidate Number	Name and date of birth	Brief History and Positions as Representatives of other Corporations	Shares owned
1	Yokohama Toyoyuki (7th of July 1956)	April 1979 Entered Dai Tokyo Fire and Marine Insurance Co., Ltd. (present name Fire and Casualty Insurance Co., Ltd.) June 1997 Director of Nippon Film Development and Finance Co., Ltd. (present position) October 1997 Representative Director and President of Omega Pictures Co., Ltd. (present name Basara Pictures Co., Ltd.) December 1997 Entered the Company (former name Bodysonic Co., Ltd.) as Chief of the Company's software and strategic head quarters June 1998 Representative Director and President of the Company July 1999 Representative Director of Starmax (Korea) November 2002 Representative Director and President of Union Optical Co., Ltd. (present name Union Holdings Co., Ltd.) (present position) June 2003 Representative Director and President of Phi Co., Ltd. Representative Director and Chairman of the Company (present positions)	/
2	Aoshima Masaaki (28th of April 1953)	April 1982 Entered the Japanese Branch Office of Johnson and Higgins April 1986 Citibank NA April 1998 Established Trinity Japan Co., Ltd. and the oversea affiliate Trinity Japan London Co., Ltd. and appointed the Representative Director and President of both companies (present positions) June 2002 Director of the Company (present position)	80,000
3	Suzuki Kouji (11th of April 1954)	April 1977 Entered Dai Tokyo Fire and Marine Insurance Co., Ltd. (present name Fire and Casualty Insurance Co., Ltd.) April 2004 Executive Official of the Company (present position)	187,000
4	Matsuzawa Ayako (28th of May 1945)	May 1994 Representative Director of Japan Trade Engineering Co., Ltd. (present name JTE Co., Ltd.) (present position) February 2003 Director of Sigmaxx Co., Ltd. (present position) April 2004 Representative Director of Basara Pictures Co., Ltd. (present position) June 2003 Director of Phi Co., Ltd. (present position)	/
5	Yamada Yoshiki (2nd of August 1947)	April 1970 Entered Towa Fudosan Co., Ltd. December 1999 Representative Director of Nihon Shoukou Co., Ltd. (present position) July 2003 Consultant of Agorisuku Co., Ltd. (present position) October 2003 Corporate Auditor of Kensetsu Kikaku Consultant Co., Ltd. (present position)	/

(Notes)

1. Candidate No.2 (Aoshima Masaaki), candidate No.4 (Matsuzawa Ayako) and candidate No.5 (Yamada Yoshiki) are candidates for outside directors in accordance with Article 188-2, 7-2 of the Commercial Code of Japan.
2. There are no special interests existing between any candidate and the Company.

Item No. 4: Election of One (1) Statutory Auditor

The terms of office of the Corporate Auditor Kawada Hiroya will expire upon the completion of today's General Meeting of Shareholders, in consequence of which, it will be necessary for you to newly appoint one auditor.
In addition, this bill has obtained permission from board of auditors.

The candidate for the position of auditor is as set forth below:

Name and date of birth	Brief History and Positions as Representatives of other Corporations	Shares owned
Min Ki Kim (4th of April 1963)	January 1987 Entered Samsung Electronics Co., Ltd. March 1991 Dispatch worker of Nihon Samsung (Tokyo) September 1999 Representative Director and President of STARMAX Co., Ltd. April 2000 Director of Cine Town Inc. February 2001 Representative Director of Rentrak Korea Inc. June 2001 Director of the Company (present position) July 2002 Administration Officer of STARMAX Co., Ltd. in Korea after a merger with GAONIX Co., Ltd.	/

(Notes)

1. The Candidate Min Ki Kim is at present Director of the Company and is expected to retire as Director upon the completion of today's General Meeting of Shareholders.
2. There are no special interests existing between the candidate and the Company.

Item No. 5: Amendment in part of the Plan of the Share Removal and the Establishment of a perfect Parent Company

(1) Reasons for the changes

At an Extraordinary Meeting of Shareholders opening at the 16th of January 2004 the Company's plan to remove the shares and to establish a perfect parent company (Omega Project Holdings Co., Ltd.) has been approved. Originally it was planned to establish the perfect parent company at the 5th of March 2004, but as difficulties have been foreseen concerning the registration procedures with the JASDAQ the decision to change and postpone the agenda has been concluded at a Meeting of the Board of Directors opening at the 18th of February 2004. Nevertheless, as the business reconstruction of the Company is in the early stages now, the necessary procedures are still continuously propelled.

As for the New Year the company considers its reorganization with a new management as well as a new officials system to be urgent business to be dealt with, and thought about matters of amendment of the current contents.

As you, the shareholders, have approved the Company's plan to remove the shares and to establish a perfect parent company at an Extraordinary Meeting of Shareholders opening at the 16th of January 2004, we know kindly ask you to approve the following amendments.

(2) The details of the proposed changes are stated below.
Underlining them has marked the parts, which have been amended.

(A) Amendment in part of the Articles of Incorporation of the perfect parent company to establish.

[Current Version of the Articles of Incorporation]	**[Revised Version of the Articles of Incorporation]**
Chapter Two (2) Shares *Article 10. Record Date and Closure of Register of Shareholders*	*Chapter Two (2) Shares* *Article 10. Record Date*
(1) The Company shall deem shareholders (which term shall hereinafter include beneficial shareholders) registrated in the Register of Shareholders or recorded Shareholders as of the last day of each fiscal period as those Shareholders entitled to exercise their rights at a General Meeting of Shareholders to be held with respect to the relevant fiscal period. (2) In addition to the preceding paragraph the Company may, at any time and whenever necessary, establish a record date, by giving prior public notice.	(1) The Company shall deem shareholders (which term shall hereinafter include beneficial shareholders) registrated in the Register of Shareholders or recorded Shareholders as of the last day of each fiscal period as those Shareholders entitled to exercise their rights at a General Meeting of Shareholders to be held with respect to the relevant fiscal period. (2) In addition to the preceding paragraph the Company may, at any time and whenever necessary, establish a record date, by giving prior public notice.
Chapter Three (3) General Meetings of Shareholders *Article 12. Convening Person and Chairman*	*Chapter Three (3) General Meetings of Shareholders* *Article 12. Convening Person and Chairman*
The General Meeting of Shareholders shall be convened by the President and Director, who shall act as chairman thereat; provided however, that when the President and Director is unable to act as such, one of the other Directors selected in accordance with the order or priority previously determined by the Board of Directors shall take his/her place.	The General Meeting of Shareholders shall be convened by the Chairman and Director or by the President and Director, who shall act as chairman thereat; provided however, that when the Chairman and Director or the President and Director is unable to act as such, one of the other Directors selected in accordance with the order or priority previously determined by the Board of Directors shall take his/her place.
Chapter Seven (7) Supplementary Provisions *Article 1. Total Number of issued Shares at the Date of Establishment*	*Chapter Seven (7) Supplementary Provisions* *Article 1. Total Number of issued Shares at the Date of Establishment*
(1) The total number of shares issued by the Company at the date of establishment is 25,138,455 common shares. (2) If use of the conversion of the convertible bond issued by Omega Project Co., Ltd. is made during the 19th of January 2003 and the day before the share removal, the issuance of the Company's shares shall be ten to one in order to limit the increase of the total number of issued shares mentioned in the foregoing clause to a suitable number.	(1) The total number of shares issued by the Company at the date of establishment is 38,657,783 common shares. (2) In the case of a capital increase and the issuance of share options by Omega Project Co., Ltd. from the 30th of June 2004 until the day before the share removal, the issuance of the Company's shares for the relevant capital increase shall be ten to one in order to limit the increase of the total number of issued shares mentioned in the foregoing clause to the suitable number.

(B) Matters related with the kind and number of shares as well as the allocation of the shares to the shareholders at the occasion of the share removal and the establishment of the perfect parent company

Presently	Amendment
In the event of the establishment of the perfect parent company the Company will allot to the Company's shareholders (which term shall hereinafter include the beneficial shareholders), which are registrated in the Company's register of shareholders (which term shall hereinafter include the register of beneficial shareholders) as of the last day before the share removal, 25,138,455 common shares (in the case of issuance of shares due to the conversion of the second unsecured convertible bond from the 19th of January 2004 until the day before the share removal, the issuance of the Company's shares for the relevant increase shall follow a 0.1 ratio in order to limit the increase of the total number of issued shares to the suitable number), by allotting one common share of the new perfect parent company to 10 common shares of the Company hold the shareholder.	In the event of the establishment of the perfect parent Company the company will allot to the Company's shareholders (which term shall hereinafter include the beneficial shareholders), which are registrated in the Company's register of shareholders (which term shall hereinafter include the register of beneficial shareholders) as of the last day before the share removal, 38,657,783 common shares (in the case of a capital increase and the issuance of share options by Omega Project Co., Ltd. from the 30th of June 2004 until the day before the share removal, the issuance of the Company's shares for the relevant capital increase shall follow a 0.1 ratio in order to limit the increase of the total number of issued shares to the suitable number), by allotting one common share of the new perfect parent company to 10 common shares of the Company hold by the shareholder.
(Omega Project Holdings Co., Ltd. / Omega Project Co., Ltd.) Share removal ratio: 1.0 / 10.0	(Omega Project Holdings Co., Ltd. / Omega Project Co., Ltd.) Share removal ratio: 1.0 / 10.0

(C) Agenda of the share removal

Presently	Amendment
Date of Establishment Friday the 5th of March 2003 However, if the progress of the share removal makes it necessary this date can be amended. (Reference) Agenda of the share removal Date of the Meeting of the Board of Directors Tuesday the 28th of October 2003 Public notice for the record date of the Extraordinary Meeting of Shareholders Wednesday the 29th of October 2003 Record date of the Extraordinary Meeting of Shareholders Thursday the 13th of November 2003 Date of the Extraordinary Meeting of Shareholders (approval of the establishment of the holding company) Friday the 16th of January 2004 Public notice of the share certificate offer Saturday the 17th of January 2004 (plan) Term of submittance of the share certificates From Tuesday the 20th of January 2004 until Thursday the 4th of March 2004 (plan) Date of the cancellation of the registration Monday the 1st of March 2004 (plan) Date of the share removal and the establishment of the holding company Friday the 5th of March 2004 (plan) Date of listing of the company Friday the 5th of March 2004 (plan) Registration date of the holding company Friday the 5th of March 2004 (plan) However, if the progress of the share removal makes it necessary this agenda can be amended.	Date of establishment Monday the 1st of November 2004 (plan) However, this decision has been concluded with the parties concerned. The details of the agenda will be announced separately.

(D) Directors of the perfect parent company

The Directors of the perfect parent company will be the following:

Presently	Amendment
Director Yokohama Toyoyuki	Director Yokohama Toyoyuki
Director Miyazaki Kyouichi	Director Miyazaki Kyouichi
Director Min Ki Kim	Director Aoshima Masaaki
Director Aoshima Masaaki	Director Kondo Yoshiaki
Director Kondo Yoshiaki	Director Suzuki Kouji
	Director Matsuzawa Ayako
	Director Yamada Yoshiki

(Reference) The following shows a brief history and the positions as Representatives of other corporations of each Director:

Name and date of birth	Brief History and Positions as Representatives of other Corporations	Shares owned
Yokohama Toyoyuki (7th of July 1956)	April 1979 Entered Dai Tokyo Fire and Marine Insurance Co., Ltd. (present name Fire and Casualty Insurance Co., Ltd.) June 1997 Director of Nippon Film Development and Finance Co., Ltd. (present position) October 1997 Representative Director and President of Omega Pictures Co., Ltd. (present name Basara Pictures Co., Ltd.) December 1997 Entered the Company (former name Bodysonic Co., Ltd.) as Chief of the Company's software and strategic head quarters June 1998 Representative Director and President of the Company July 1999 Representative Director of Starmax (Korea) November 2002 Representative Director and President of Union Optical Co., Ltd. (present name Union Holdings Co., Ltd.) (present position) June 2003 Representative Director and President of Phi Co., Ltd. Representative Director and Chairman of the Company (present positions)	/
Miyazaki Kyouichi (1st of January 1948)	April 1970 Established Kawada- Koboh limited private company. September 1982 Representative Director of ACS Inc. June 1987 Entered Seibei Department Store Co., Ltd., and appointed the Chief Manager of the media division January 1991 Representative Director of Zak Corporation Co., Ltd. (present position) November 2002 Corporate Auditor of Union Optical Co., Ltd. (present name Union Holdings Co., Ltd.) (present position) June 2003 Representative Director and President of the Company (present position)	/
Aoshima Masaaki (28th of April 1953)	April 1982 Entered the Japanese Branch Office of Johnson and Higgins April 1986 Citibank NA April 1998 Established Trinity Japan Co., Ltd. and the oversea affiliate Trinity Japan London Co., Ltd. and appointed the Representative Director and President of both companies (present position) June 2002 Director of the Company (present position)	80,000
Kondo Yoshiaki (20th of May 1971)	February 2002 Representative of Human Doll LLC (present position) June 2003 Director of the Company (present position)	/
Suzuki Kouji (11th of April 1954)	April 1977 Entered Dai Tokyo Fire and Marine Insurance Co., Ltd. (present name Fire and Casualty Insurance Co., Ltd.) April 2004 Executive Official of the Company (present position)	187,000

Name and date of birth	Brief History and Positions as Representatives of other Corporations	Shares owned
Matsuzawa Ayako (28th of May 1945)	May 1994 Representative Director of Japan Trade Engineering Co., Ltd. (present name JTE Co., Ltd.) (present position) February 2003 Director of Sigmax Co., Ltd. (present position) April 2004 Representative Director of Basara Pictures Co., Ltd. (present position) June 2003 Director of Phi Co., Ltd. (present position)	/
Yamada Yoshiki (2nd of August 1947)	April 1970 Entered Towa Fudosan Co., Ltd. December 1999 Representative Director of Nihon Shoukou Co., Ltd. (present position) July 2003 Consultant of Agorisuku Co., Ltd. (present position) October 2003 Corporate Auditor of Kensetsu Kikaku Consultant Co., Ltd. (present position)	/

(Notes)

1. Directors Aoshima Masaaki, Kondo Yoshiaki, Matsuzawa Ayako and Yamada Yoshiki are outside directors in accordance with Article 188-2, 7-2 of the Commercial Code of Japan.
2. There are no special interests existing between the Directors appointed to the occasion of the share removal and the Company.

(E) Corporate Auditors of the perfect parent company

The Corporate Auditors of the company will be the following:

Presently	Amendment
Corporate Auditor Hiroya Kawata	Corporate Auditor Min Ki Kim
Corporate Auditor Yoshihiro Hongo	Corporate Auditor Yoshihiro Hongo
Corporate Auditor Yoshihide Furubiki	Corporate Auditor Yoshihide Furubiki

(Reference) The following shows a brief history and positions as Representatives of other corporations of each Corporate Auditor:

Name and date of birth	Brief History and Positions as Representatives of other Corporations	Shares owned
Min Ki Kim (4th of April 1963)	January 1987 Entered Samsung Electronics Co., Ltd. March 1991 Dispatch worker of Nihon Samsung (Tokyo) September 1999 Representative Director and President of STARMAX Co., Ltd. April 2000 Director of Cine Town Inc. February 2001 Representative Director of Rentrak Korea Inc June 2001 Director of the Company (present position) July 2002 Administration Officer of STARMAX Co., Ltd. in Korea after a merger with GAONIX Co., Ltd	/
Yoshihiro Hongo (11th of April 1945)	April 1972 Entered the Showa Auditing Corporation June 1974 Registration as Certified Public Accountant January 1977 Established the Hongo Certified Public Accountant Office and appointed its Head April 1988 Lecturer of the Kokugakuin University (present position) April 1997 Lecturer of the NHK Culture Center (present position) June 1999 Corporate Auditor of the Company (present position) April 2002 Established the Tsuji・Hongo Tax Accounting Corporation and appointed its Executive Head (present position)	6,000
Yoshihide Furubiki (31st of January 1949)	April 1997 Established Lack Co., Ltd. and appointed its Representative Director July 1982 Established Lip Co., Ltd. and appointed its Representative Director March 1993 Established Lack Franchise Co., Ltd. and appointed its Representative Director (present position) April 2000 Established the Academy of Royal Monaco Nailist School and appointed its Chairman of the Board of Directors (present position) June 2000 Corporate Auditor of the Company (present position)	8,000

(Notes)

1. Yoshihiro Hongo and Yoshihide Furubiki appointed, to the occasion of the share removal of the Company, as Corporate Auditors are outside Auditors in accordance with Article 18-1 of the Commercial Code of Japan.
2. There are no special interests existing between the Corporate Auditors appointed to the occasion of the share removal and the Company.
3. The Candidate Min Ki Kim is at present Director of the company and is expected to retire as Director upon the completion of today's General Meeting of Shareholders.